                                       Filed Pursuant to Rule 424(b)(3)
                                       Registration Statement No. 033-97792-LA
PROSPECTUS
                                      LOGO

                        2,267,350 SHARES OF COMMON STOCK
                     2,215,000 REDEEMABLE CLASS B WARRANTS
   4,160,000 SHARES OF COMMON STOCK ISSUABLE ON EXERCISE OF CLASS B WARRANTS
                                 130,000 UNITS

     2,215,000 shares of Common Stock (the "Common Stock") and 2,215,000 Redeemable Class B Warrants (the "Class B Warrants") offered by YieldUP International Corporation ("YieldUP" or the "Company") are issuable upon exercise of 2,215,000 outstanding Redeemable Class A Warrants (the "Class A Warrants"). Each Class A Warrant entitles the holder to purchase, at an exercise price of $7.00 (subject to adjustment), one share of Common Stock and one Class B Warrant, until April 17, 1997. The Company has exercised its right to redeem the Class A Warrants on April 18, 1997. Any Class A Warrants that have not been exercised by the close of business (New York time) on April 17, 1997, shall be redeemed for $0.05 per Warrant. An additional 52,350 shares of Common Stock may be issued, without additional consideration, to certain individuals upon exercise of the Class A Warrants such individuals acquired in a private placement in September 1995. The right to acquire such additional shares is not transferable. Only holders of Class A Warrants residing in states where the issuance of the securities underlying such Warrants has been registered or qualified, or is exempt from registration or qualification, under the securities laws of such states may exercise the Class A Warrants.

     The 4,160,000 shares of Common Stock offered by the Company are issuable on exercise of 1,945,000 outstanding Class B Warrants and 2,215,000 Class B Warrants issuable upon exercise of outstanding Class A Warrants. Each Class B Warrant entitles the holder to purchase, at an exercise price of $11.00 (subject to adjustment), one share of Common Stock, until November 21, 2000. The Class B Warrants are subject to redemption by the Company for $.05 per Warrant, on not less than 30 days' written notice, if the average closing bid price of the Common Stock exceeds $15.40 per share (subject to adjustment) for 30 consecutive business days ending within 15 days of the date the Class B Warrants are called for redemption.

     The Company's Common Stock, Class A Warrants and Class B Warrants are traded on the Nasdaq SmallCap Market under the symbols "YILD," "YILDW" and "YILDZ," respectively. On March 10, 1997, the last reported sales prices of the Common Stock, Class A Warrants and Class B Warrants as reported on the Nasdaq SmallCap Market were $8, $3 5/8 and $2 3/8, respectively.

     Each unit (a "Unit") offered by the Company consists of one share of Common Stock, one Class A Warrant and one Class B Warrant. All of the Units offered hereby are issuable upon exercise of an option (the "Unit Purchase Option") granted in favor of designees of D.H. Blair Investment Banking Corp., the underwriter of the Company's initial public offering. The Unit Purchase Option is exercisable during the three year period commencing November 21, 1997. The Class A Warrants and Class B Warrants contained in the Units are not subject to redemption unless the Unit Purchase Option has been exercised.

     The Common Stock and the Company's Class A Common Stock (the "Class A Common Stock") are essentially identical, except that the Class A Common Stock has five votes per share and the Common Stock has one vote per share, and each share of Class A Common Stock is convertible into one share of Common Stock. Assuming the exercise of all Class A Warrants, the officers and directors of the Company will control approximately 57.2% of the total voting power of the shares of the Company and will therefore be able to elect all of the Company's directors and to control the Company. See "Principal Stockholders." The Class A Common Stock is automatically converted into Common Stock upon any sale or transfer, except to certain permitted transferees.

       AN INVESTMENT IN THESE SECURITIES INVOLVES A HIGH DEGREE OF RISK.
                    SEE "RISK FACTORS" BEGINNING ON PAGE 6.

  THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND
    EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS ANY SUCH COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY
             REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

====================================================================================================
                                                   PRICE TO        SOLICITATION      PROCEEDS TO
                                                    PUBLIC          AGENT FEE         COMPANY(1)
----------------------------------------------------------------------------------------------------
Common Stock and Class B Warrants issuable on
  exercise of Class A Warrants................       $7.00            $0.35             $6.65
----------------------------------------------------------------------------------------------------
Common Stock issuable on exercise of Class B
  Warrants....................................       $11.00           $0.55             $10.45
====================================================================================================

(1) Before deducting estimated expenses of the offering of $147,500 payable by the Company.

                            -----------------------------
                    The date of this Prospectus is March 11, 1997

                             AVAILABLE INFORMATION

     The Company has filed with the Securities and Exchange Commission (the "Commission") a Registration Statement (which term shall include any amendments thereto) on Form SB-2 under the Securities Act with respect to the securities offered hereby. This Prospectus, which constitutes a part of the Registration Statement does not contain all of the information set forth in the Registration Statement, certain items of which are contained in exhibits to the Registration Statement as permitted by the rules and regulations of the Commission. For further information with respect to the Company and the securities offered hereby, reference is made to the Registration Statement, including the exhibits thereto, and the financial statements and notes filed as a part thereof. Statements made in this Prospectus concerning the contents of any document referred to herein are not necessarily complete. With respect to each such document filed with the Commission as an exhibit to the Registration Statement, reference is made to the exhibit for a more complete description of the matter involved. The Registration Statement, including the exhibits thereto and the financial statements and notes filed as a part thereof, as well as such reports and other information filed with the Commission, may be inspected without charge at the public reference facilities maintained by the Commission at Room 1024, Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549 and at the regional offices of the Commission located at Seven World Trade Center, 13th Floor, New York, New York 10048 and Northwestern Atrium Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661. Copies of all or any part thereof may be obtained from the Commission upon the payment of certain fees prescribed by the Commission.

     The Company is subject to the information requirements of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and in accordance therewith files reports, proxy statements and other information with the Commission. Such reports, proxy statements and other information may be inspected and copied at the public reference facilities maintained by the Commission at 450 Fifth Street, N.W., Washington, D.C. 20549, and at the following regional offices of the Commission: New York Regional Office, Seven World Trade Center, New York, New York 10048, and Chicago Regional Office, 500 West Madison Street, Chicago, Illinois 60661. Copies of such materials can be obtained from the Public Reference Section of the Commission, 450 Fifth Street, N.W., Washington, D.C. 20549 upon payment of the prescribed fees. The Common Stock and Warrants of the Company are quoted on the Nasdaq SmallCap Market. Reports, proxy statements and other information concerning the Company may be inspected at the National Association of Securities Dealers, Inc. at 1735 K Street, N.W., Washington, D.C. 20006. The Commission maintains a World Wide Web site that contains reports, proxy and information statements and other information regarding registrants that file electronically with the Commission. The address of the Commission's Web site is http://www.sec.gov.

     YieldUP, CleanPoint and Omega are unregistered trademarks of the Company. All other brand names or trademarks appearing in this Prospectus are the property of their respective holders.

                               PROSPECTUS SUMMARY

     The following summary is qualified in its entirety by the more detailed information and financial statements and notes thereto appearing elsewhere in this Prospectus. The statements contained in this Prospectus that are not purely historical are forward-looking statements within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934, including without limitation statements regarding the Company's expectations, beliefs, intentions, plans or strategies regarding the future. All forward-looking statements included in this document are based on information available to the Company on the date hereof, and the Company assumes no obligation to update any such forward-looking statements. The Company's actual results could differ materially from those anticipated in these forward-looking statements as a result of certain factors, including those set forth in "Risk Factors" and elsewhere in this Prospectus.

                                  THE COMPANY

     YieldUP develops, manufactures and markets cleaning, rinsing, and drying equipment used during several steps in the manufacturing process for semiconductors and other defect sensitive substrates. Based on the results obtained by customers using its products, the Company believes its technology allows more thorough and efficient cleaning, rinsing and drying than conventional approaches and that the products based on this technology may enable manufacturers to obtain improvements in the percentage of good product produced, or yield. The Company's cleaning, rinsing and drying products also reduce usage of certain environmentally hazardous materials and occupy less floor space when compared to conventional equipment. The Company delivered its initial product, a wafer rinsing system, in July 1994 to one major semiconductor manufacturer and its second product, the Omega 2000, a cleaning, rinsing and drying system, in December 1994 to another manufacturer. The Company currently has approximately 20 cleaning, rinsing and drying systems installed at customer sites in the semiconductor, semiconductor equipment, photomask, and flat panel display industries.

     Disc-shaped wafers composed of silicon are the foundation on which integrated circuits ("ICs") are manufactured in modern semiconductor fabrication facilities. During the typical four to six week process of fabricating ICs on these wafers, semiconductor manufacturers typically clean, rinse and dry the wafers several times throughout the facility to prepare in-process wafers for the next IC fabrication step, such as deposition or photolithography. The likelihood of completing these steps successfully and producing good chips depends significantly upon the cleanliness of the wafer. The Company's products are designed to reduce wafer particle contamination, stains, surface roughness and other defects that reduce IC yields with a cost-effective, integrated cleaning, rinsing and drying system using filtration technology, optimized rinsing options, no mechanical motion and reduced use of environmentally hazardous materials.

     The Company is marketing its products for application at several points in the IC fabrication process. In addition, the Company has also marketed its products for use in the manufacturing processes of magnetic and optical disks, flat panel displays, photomasks and chemical and pharmaceutical products. The Company believes that there are numerous sites within typical manufacturing facilities where manufacturers could improve processes and reduce contamination by replacing or retrofitting existing equipment with the Company's products.

     The Omega 2000 is a cleaning, rinsing and drying system which cleans, rinses and dries in a single chamber. The Omega 2000 uses no moving parts in the drying process and thereby avoids the mechanical shocks that occur during the drying sequence in certain conventional equipment. The Omega 2000's patented drying process is designed to reduce contamination, water spots and meniscus which can be left by conventional equipment. The Omega 2000 can be retrofitted into existing wet benches used in the manufacturing process and is available as a stand-alone unit with a footprint significantly smaller than typical wet benches. As a result, manufacturers may be able to integrate the Company's products into their facilities without the need to abandon existing manufacturing equipment. Megasonic and chemical injection cleaning can be added to the Omega 2000 as well.

     The Omega 4000 is a cleaning, rinsing, and drying system that incorporates the rinsing and drying of the Omega 2000 and adds hydrofluoric (HF) acid cleaning capability. The Company also markets its patented water filtration product, the CleanPoint, for filtration of deionized water. The CleanPoint is marketed to the same customers as the Company's cleaning, rinsing, and drying systems.

     YieldUP was incorporated in California in June 1993 and reincorporated in Delaware in September 1995. The Company's principal executive offices are located at 117 Easy Street, Mountain View, California 94043, and its telephone number is (415) 964-0100.

                                  THE OFFERING

Securities Offered.........  2,215,000 shares of Common Stock and 2,215,000
                             Class B Warrants issuable on exercise of Class A Warrants. Each Class A Warrant entitles the holder to purchase, at an exercise price of $7.00 (subject to adjustment), one share of Common Stock and one Class B Warrant. An additional 52,350 shares of Common Stock may be issued, without additional consideration, to certain individuals upon exercise of the Class A Warrants such individuals acquired in a private placement in September 1995. The right to acquire such additional shares is not transferable. The Company has agreed to make this accommodation to certain Class A Warrant holders in recognition of the fact that the Company did not maintain an effective resale registration statement with respect to their Class A Warrants as the Company had agreed to use its best efforts to do. The Company will receive no additional consideration upon exercise of the Class A Warrants held by these individuals. The Class A Warrants will be redeemed for $0.05 per Warrant on April 18, 1997 if not exercised prior to the close of business (New York time) on April 17, 1997.

                             4,160,000 shares of Common Stock issuable on exercise of Class B Warrants. Each Class B Warrant entitles the holder to purchase, at an exercise price of $11.00 (subject to adjustment), one share of Common Stock. The Class B Warrants are exercisable until November 21, 2000, unless earlier redeemed. See "Description of
                             Securities -- Warrants."

Capital Stock Outstanding:
  Prior to exercise of
  Class A Warrants.........  1,495,000 shares of Common Stock(1)
                             1,912,111 shares of Class A Common Stock(2)
  After exercise of Class A
  Warrants.................  3,762,350 shares of Common Stock(1)
                             1,912,111 shares of Class A Common Stock(2)
Warrants Outstanding:
  Prior to exercise of
  Class A Warrants.........  2,215,000 Class A Warrants
                             1,945,000 Class B Warrants
  After exercise of Class A
  Warrants.................  4,160,000 Class B Warrants

Rights of Common Stock and
  Class A Common Stock.....  The rights of the holders of Common Stock and Class
                             A Common Stock are essentially identical, except that holders of Common Stock are entitled to one vote per share, and holders of Class A Common Stock are entitled to five votes per share, and each share of Class A Common Stock is convertible into one share of Common Stock. The Class A Common Stock is automatically converted into Common Stock upon any sale or transfer, except to certain permitted transferees. See "Description of
                             Securities -- Common Stock and Class A Common
                             Stock."

Use of Proceeds............  Repayment of capital leases and term loan, leasehold improvements and fixed assets, product development, and general corporate and working capital purposes, including financing of accounts receivable. See "Use of Proceeds."

Risk Factors...............  The securities offered hereby involve a high degree of risk and should not be purchased by investors who cannot afford the loss of their entire investment. See "Risk Factors."

Nasdaq Symbols:
  Common Stock.............  YILD
  Class A Warrants.........  YILDW
  Class B Warrants.........  YILDZ

                         SUMMARY FINANCIAL INFORMATION

                                                                     YEARS ENDED DECEMBER 31,
                                                                    ---------------------------
                                                                       1996            1995
                                                                    -----------     -----------
STATEMENT OF OPERATIONS DATA:
Revenues..........................................................  $ 2,204,590     $ 1,129,012
Operating loss....................................................   (3,478,842)     (1,639,751)
Net loss..........................................................   (3,374,035)     (1,830,023)
Net loss per share................................................  $     (0.99)    $     (0.89)
Shares used in per share computations.............................    3,406,395       2,052,632

                                                                          DECEMBER 31, 1996
                                                                     ----------------------------
                                                                                         AS
                                                                       ACTUAL        ADJUSTED(3)
                                                                     ----------     -------------
BALANCE SHEET DATA:
Working capital....................................................  $1,009,090      $ 15,591,340
Total assets.......................................................   3,960,724        18,542,974
Current liabilities................................................   1,616,624         1,616,624
Stockholders' equity...............................................   1,965,237        16,547,487

---------------
(1) Based on shares outstanding as of December 31, 1996 and does not include:
    (i) an aggregate of 4,160,000 shares of Common Stock issuable upon exercise of the Class B Warrants outstanding or issuable on exercise of Class A Warrants; (ii) 520,000 shares of Common Stock issuable upon exercise of the Unit Purchase Option and the underlying Warrants; (iii) 100,000 shares of Common Stock reserved for issuance under the Company's 1995 Outside Directors' Stock Option Plan; and (iv) 500,000 shares of Common Stock reserved for issuance under the Company's 1995 Stock Option Plan. See "Capitalization," "Management -- Stock Plans," "Description of Securities."

(2) Does not include 270,037 shares of Class A Common Stock issuable upon exercise of outstanding options as of December 31, 1996. See
    "Management -- Stock Plans."

(3) As adjusted to reflect the exercise of 2,215,000 Class A Warrants at an exercise price of $7.00, and the application of the net proceeds therefrom, after deducting the Solicitation Agent fee and estimated offering expenses. See "Use of Proceeds."

                            -----------------------------

     Unless otherwise indicated, all information in this Prospectus assumes (i) exercise of all Class A Warrants and (ii) no exercise of (a) the Unit Purchase Option, (b) the Class B Warrants, or (c) options granted or eligible for grant under the Company's stock option plans.

                                  RISK FACTORS

     An investment in the securities offered hereby involves a high degree of risk. In addition to the other information in this Prospectus, the following risk factors should be considered carefully in evaluating the Company and its business before purchasing the securities offered by this Prospectus. This Prospectus contains forward-looking statements that involve risks and uncertainties. The statements contained in this Prospectus that are not purely historical are forward-looking statements within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934, including without limitation statements regarding the Company's expectations, beliefs, intentions, plans or strategies regarding the future. All forward-looking statements included in this document are based on information available to the Company on the date hereof, and the Company assumes no obligation to update any such forward-looking statements. The Company's actual results could differ materially from those anticipated in these forward-looking statements as a result of certain factors, including those set forth in the following risk factors and elsewhere in this Prospectus.

GOING CONCERN OPINION

     The report of the Company's independent auditors includes an explanatory paragraph that describes the substantial doubt as to the ability of the Company to continue as a going concern. The Company's proposed operations are subject to numerous risks, including unforeseeable expenses, delays and complications, as well as specific risks of the semiconductor equipment industry. There can be no assurance that the Company will achieve profitable operations. See the Financial Statements and Notes thereto.

HISTORY OF OPERATING LOSSES; NEED FOR ADDITIONAL FINANCING; LIMITED OPERATING HISTORY

     The Company has experienced significant operating losses since its inception in June 1993 and only commenced significant shipments of systems in the fourth quarter of 1995. Accordingly, the Company has a very limited operating history on which to base an evaluation of its business, and its prior operating results are not indicative of results which may be achieved in the future. As of December 31, 1996, the Company's accumulated deficit was approximately $5,594,372. The Company's operating losses have been and will continue to be principally the result of the various costs associated with the Company's product development, manufacturing, and sales activities. The Company believes that its existing capital resources will enable it to fund its operations through the first quarter of 1997. In the event that significant funds are not received from the exercise of the Class A Warrants, the Company will be required to seek additional capital to continue its operations beyond that time, which may result in dilution to the current stockholders. The Company has no commitments for any future funding, and there can be no assurance that the Company will be able to obtain additional capital in the future. The existence of the Warrants may also complicate future capital raising activities because of their potentially dilutive effect on purchasers of the Company's equity securities and the antidilution provisions of the Warrants. If the Company is unable to obtain the necessary capital, it will be required to significantly curtail its activities or cease operations, which could result in a significant decrease in, or total loss of, value of the securities offered by this Prospectus. See "Management's Discussion and Analysis of Financial Condition and Results of Operations" and the Financial Statements and Notes thereto.

DEPENDENCE ON PROPRIETARY TECHNOLOGY; EXPENSE AND RISK OF PATENT LITIGATION

     The Company relies on patent, trade secret and copyright protection for its products and technology. The Company has received two United States patents relating to its products and technologies and has filed four additional U.S. and foreign patent applications. The process of obtaining patents can be expensive and there can be no assurance that the patent applications will result in the issuance of patents, that any issued patents will provide the Company with meaningful competitive advantages, or that challenges will not be issued against the validity or enforceability of any patent issued to the Company.

     The Company also relies on trade secrets and proprietary technology that it seeks to protect, in part, through confidentiality agreements with employees, consultants and other parties. There can be no assurance that these agreements will not be breached, that the Company will have adequate remedies for any breach, or that the Company's trade secrets will not otherwise become known to or independently developed by others.

     In the absence of significant patent or other proprietary protection, competitors may be able to copy the Company's technology or design approaches, replicate its processes or gain access to its trade secrets. Moreover, there can be no assurance that competitors will not be able to develop technologies similar to or more advanced than the Company's or design around any patented aspects of the Company's products or technology. No assurance can be given that the Company's current or future products will not infringe on the patents of others.

     There has been substantial litigation regarding patent and other intellectual property rights in semiconductor-related industries. Further commercialization of the Company's products could provoke additional claims of infringement from third parties. In the future, litigation may be necessary to enforce patents issued to the Company to protect trade secrets or know-how owned by the Company or to defend the Company against claimed infringement of the rights of others and to determine the scope and validity of the proprietary rights of others. Any such litigation would likely result in substantial cost and diversion of effort by the Company, which by itself could have a material adverse effect on the Company's business, financial condition and operating results. Further, adverse determinations in such litigation could result in the Company's loss of proprietary rights, subject the Company to significant liabilities to third parties, require the Company to seek licenses from third parties or prevent the Company from manufacturing or selling its products, any of which could have a material adverse effect on the Company's business, financial condition and results of operations. See "Business -- Intellectual Property Rights."

     CFM Technologies, Inc. and CFMT, Inc. (collectively "CFM") filed a complaint against the Company in the United States District Court for the District of Delaware in September 1995. The complaint alleges that the drying process incorporated in certain of the Company's products infringes a patent held by CFM. The Company believes that its drying process does not infringe the CFM patent. However, litigation is inherently uncertain, and there can be no assurance that the Company will not, as a result of this litigation, suffer a material adverse effect on its business or financial condition. The trial for this matter is scheduled to begin in July 1997. The Company expects that the CFM litigation will continue to result in substantial costs and diversion of effort by the Company which could materially adversely affect the Company. The CFM litigation and any other such litigation could also continue to delay or impede market acceptance of the Company's products. A decision adverse to the Company in such litigation could result in substantial damages payable by the Company and could support the issuance of an injunction prohibiting further sales by the Company of some or all of its products. Because the Company relies on a single product family for the substantial majority of its revenues, any successful challenge by other parties to the Company's right to use its designs could potentially render the Company insolvent and jeopardize its ability to continue as a viable concern. See "Business -- Litigation."

INTENSE COMPETITION; UNCERTAIN MARKET ACCEPTANCE

     There is intense competition in the markets for the Company's products. The Company's lack of resources and proven products makes it extremely vulnerable to competition from larger companies, many of which have significantly greater financial, employee, product development and marketing resources. Leading competitors have a larger installed base of products which can provide them a significant advantage over the Company because the Company's technology has not been widely deployed and therefore presents potential customers with uncertainty not associated with existing equipment. In addition, many semiconductor manufacturers are reluctant to choose small companies as key suppliers due to concerns about long term viability and product support. There can be no assurance that the Company will overcome these disadvantages.

     Competition for the Company's products currently comes from makers of traditional and new cleaning, rinsing and drying equipment. There can be no assurance that these competitors will not develop new products or improve their existing products which, when combined with their existing market presence, would make the Company's products obsolete or unmarketable. Any such development would have a material adverse effect on the Company. There also can be no assurance that the Company will be able to penetrate the wet processing equipment market and convince semiconductor or other manufacturers to install the Company's systems either directly or through retrofitting in place of existing equipment. Additional competition for the Company's products also currently comes from a large number of small companies making cleaning, rinsing and drying equipment which is less expensive than the Company's products. Because the Company's products sell for significantly higher prices than such products, the Company may not be able to compete effectively against them without lowering its prices.

     The Company also expects that competition may arise from new competitors and from new technological approaches adopted by new and existing competitors. Because of the increasing focus on yield management in the semiconductor manufacturing industry, equipment manufacturers are likely to put an increased emphasis on contaminant reduction. Thus, competitive technologies or new manufacturing techniques may be developed which could make the Company's products obsolete, thereby materially adversely affecting the Company. If the Company is unable to respond to the challenges of competition, including changes in cleaning, rinsing and drying or semiconductor or other manufacturing processes, there can be no assurance that the Company would be able to achieve or maintain profitability at a level required to support its survival or growth. See "Business -- Competition."

RELIANCE ON SINGLE PRODUCT FAMILY

     The Company anticipates that the substantial majority of its future revenues will come from sales of its cleaning, rinsing and drying systems. Should the demand for, or pricing of, the Company's products decline due to increased competitive pressure, the introduction of superior systems or processes, changes in the semiconductor, magnetic or optical disk, flat panel display or photomask industries or other factors, the Company's business, financial condition and results of operations would be materially adversely affected. The ability of the Company to diversify its operations through the introduction and sale of new products and broader acceptance of its cleaning, rinsing and drying systems is dependent on the success of the Company's continuing research, product development and engineering activities, as well as its marketing efforts. No assurance can be given that the Company will be able to develop, acquire, introduce or market new products in a timely or cost-effective manner or that any new products or improvements will achieve market acceptance or result in acceptable margins. Accordingly, the Company will be dependent on overall market acceptance of its products.
"Business -- Products."

FLUCTUATIONS IN QUARTERLY OPERATING RESULTS

     The Company expects to derive a substantial portion of its revenues from the sale of a relatively small number of systems, which typically range in purchase price from approximately $50,000 to $400,000. As a result, a small reduction in the number of systems shipped in a quarter would have a material adverse effect on the Company's revenues and results of operations for that quarter. A delay in a shipment near the end of a particular quarter, due to, for example, unanticipated shipment rescheduling or cancellation, supplier delays in delivery of component parts or unexpected manufacturing difficulties experienced by the Company, may cause financial results in a particular quarter to fall significantly below the Company's expectations and may materially adversely affect the Company's results of operations for such quarter.

     In addition, the Company's need for continued investment in research, development, engineering, marketing, customer service and support capabilities will limit the Company's ability to reduce expenses in response to any such decrease in sales. Moreover, because customer purchase orders are subject to cancellation or rescheduling by the customer, backlog at any particular date is not necessarily representative of actual sales for any succeeding period. If the Company's anticipated level of revenues is not achieved for a particular period, the Company's operating results could be adversely affected by its inability to reduce costs. Because the Company builds certain subassemblies according to forecast, a reduction in customer orders would also result in excessive inventories which could adversely affect the Company's results of operations and liquidity. The impact of these and other factors on the Company's operating results in any future period cannot be accurately forecast. See "Management's Discussion and Analysis of Financial Condition and Results of Operations."

DEPENDENCE ON KEY SUPPLIERS

     The Company has no written contracts with any of its key suppliers, and such suppliers may terminate their relationships with the Company at any time without notice. Any such termination would materially impair the Company's ability to satisfy any orders for its products and would materially adversely affect the Company's results of operations. If any of the Company's outside suppliers terminate their relationships with the Company, the Company will be required to replace such suppliers. In such an event, there could be no assurance that the Company would find replacement suppliers or that such replacement suppliers would not be more expensive than the Company's current suppliers, thereby materially adversely affecting the Company's results of operations. See "Business -- Manufacturing, Assembly and Testing."

LENGTHY SALES CYCLE

     Sales of the Company's products have been, and are expected to continue to be, characterized by a relatively long sales cycle due to such factors as the substantial time required by potential customers for technical evaluation of the Company's products prior to purchase, high cost and the critical roles they will play in the manufacturing process. Sales of the Company's systems may also depend upon the decision of a prospective customer to upgrade the equipment in its existing manufacturing facilities or to open new facilities, which typically involves a significant capital commitment. The Company believes that the sales cycle will continue to be lengthy as certain of its anticipated customers centralize purchasing decisions, which is expected to intensify the evaluation process and require additional sales and marketing expenditures by the Company. See "Business -- Customers, Marketing and Service."

CYCLICALITY OF AND DEPENDENCE ON SEMICONDUCTOR MANUFACTURING INDUSTRY

     The semiconductor industry generally, and the semiconductor equipment industry in particular, is highly cyclical and has historically experienced periodic and often prolonged downturns. Downturns in the semiconductor industry as well as changes in or uncertainty regarding technology, have frequently had a severe and adverse effect on the semiconductor industry's demand for wafer processing equipment. The Company's success will be dependent upon the ability and willingness of manufacturers of semiconductor devices to make substantial capital expenditures, which in turn will be largely dependent upon the market demand for ICs and products using ICs produced by such manufacturers. No assurance can be given that the Company will be able to develop or market any products to meet the needs of such manufacturers or that such manufacturers will be able or willing to make the capital expenditures necessary to acquire the Company's products.

NEED TO DEVELOP NEW PRODUCTS AND TECHNOLOGIES

     Semiconductor, flat panel display, magnetic and optical disk and photomask manufacturing equipment and processes are subject to rapid technological changes and product obsolescence. The Company believes that its future success will depend in part upon its ability to develop and enhance its current products and develop new products to meet such anticipated technological changes. To the extent products developed by the Company are based upon anticipated changes, sales of such products may be adversely effected if other technology becomes accepted in the relevant industry. As a result of declining orders for their existing products, manufacturers in the semiconductor equipment industry experience significant quarterly fluctuations in operating results and must replace such orders with orders for new products to achieve or maintain profitability. If the Company does not successfully introduce new products or enhanced versions of its current products in a timely manner, any competitive position the Company may develop could be lost and the Company's sales, if any, would be reduced. There can be no assurance that the Company will be able to develop and introduce enhanced or new products which satisfy customer needs and achieve market acceptance. The Company intends to use a portion of the proceeds from the exercise of the Class A Warrants to expand its research and development activities. The failure of the Company to manage its research and development efforts would have a material adverse effect upon its business and prospects. See "Use of Proceeds" and "Business -- Manufacturing and Development."

DEPENDENCE ON KEY PERSONNEL; MANAGEMENT OF EXPANDING OPERATIONS

     The Company's success will, to a large extent, depend upon the continued services of Raj Mohindra, President and Chief Executive Officer, and Suraj Puri, Vice President and Chief Technical Officer. The loss of services of either of these executive officers would materially and adversely affect the Company. The Company does not have employment agreements with any of its key personnel, but it is the beneficiary of key man life insurance in the amount of $2 million on Mr. Mohindra and $1 million on Mr. Puri.

     The success of the Company will also depend, in part, upon its ability to retain the personnel who have assisted in the development of the Company's products, and to attract and retain additional qualified operating, marketing, technical and financial personnel. The competition in the semiconductor equipment industry for such qualified personnel is often intense, and there can be no assurance that the Company will be able to hire or retain necessary personnel. In addition, the Company will require additional senior management and the development of additional expertise by existing management personnel, as well as improved operational and financial systems, and there can be no assurance that new personnel and systems will be successfully integrated or that the developments will not result in a material adverse effect on the Company. See "Management."

LIMITATION OF LIABILITY

     Due to limitations on the liability of officers and directors contained in the Company's charter documents and agreements between the Company's officers and directors and the Company, stockholders may have limited or no recourse against such officers and directors for their negligent actions. See "Management -- Limitation of Liability and Indemnification."

CONCENTRATION OF SHARE OWNERSHIP AND VOTING POWER

     Holders of the Company's Class A Common Stock are entitled to five votes for each share owned by them on all matters submitted to a vote of stockholders, while holders of Common Stock are entitled to one vote per share. Upon exercise of all Class A Warrants, the directors and officers of the Company will control approximately 57.2% of the voting power and will be able to elect all of the Company's directors and, hence, will be able to control the affairs of the Company. In addition, the directors and officers of the Company will, subject to certain limitations imposed by applicable law, be able to, among other things, amend the Company's Certificate of Incorporation and By-laws and effect or preclude fundamental corporate transactions involving the Company, including the acceptance or rejection of any proposals relating to a merger of the Company or an acquisition of the Company by another entity, in each case without the approval of any of the Company's other stockholders. See "Principal Stockholders" and "Description of Securities."

POTENTIAL ADVERSE EFFECT OF AUTHORIZED BUT UNISSUED PREFERRED STOCK ON HOLDERS OF COMMON STOCK; ANTI-TAKEOVER EFFECTS

     The Board of Directors has authority to issue up to 5,000,000 shares of Preferred Stock and to fix the rights, preferences, privileges and restrictions, including voting rights, of those shares without any further vote or action by the shareholders. The rights of the holders of the Common Stock will be subject to, and may be adversely affected by, the rights of the holders of any Preferred Stock that may be issued in the future. The issuance of Preferred Stock, while providing desirable flexibility in connection with possible acquisitions and other corporate purposes, could have the effect of making it more difficult for a third party to acquire a majority of the outstanding voting stock of the Company, thereby delaying, deferring or preventing a change in control of the Company. Furthermore, such Preferred Stock may have other rights, including economic rights senior to the Common Stock, and, as a result, the issuance thereof could have a material adverse effect on the market value of the Common Stock. The Company has no present plans to issue shares of Preferred Stock. See "Description of Securities."

POTENTIAL PRICE VOLATILITY

     The Company believes factors such as quarterly fluctuations in results of operations, announcements of new orders by the Company, developments affecting competitors and changes in either earnings estimates of the Company or investment recommendations by stock market analysts may cause the market price of its securities to fluctuate, perhaps substantially. In addition, in recent years the stock market in general, and the shares of technology companies in particular, have experienced extreme price fluctuations which are likely to continue. These broad market and industry fluctuations may adversely affect the market price of the securities of the Company.

INVESTIGATION OF THE SOLICITATION AGENT BY THE SECURITIES AND EXCHANGE
COMMISSION

     Pursuant to contractual arrangements entered into at the time of its initial public offering, the Company has agreed not to solicit exercises of Warrants other than through D.H. Blair Investment Banking Corp. (the "Solicitation Agent"). The Securities and Exchange Commission is conducting an investigation concerning various business activities of the Solicitation Agent and D.H. Blair & Co., Inc. ("Blair & Co."). The investigation appears to be broad in scope, involving nearly all aspects of the Solicitation Agent's and Blair & Co.'s compliance with the Federal securities laws in offerings of securities, purchases and sales of securities, market-making activities and securities sales practices during the period from January 1, 1985 to the present. The Company has been advised by the Solicitation Agent that the investigation has been ongoing since at least 1989 and that it is cooperating with the investigation. The Company has been advised that the Solicitation Agent cannot predict whether this investigation will ever result in any type of formal enforcement action against the Solicitation Agent or, if so, whether any such action might have an adverse effect on the Solicitation Agent or the securities of the Company. An unfavorable resolution of the Securities and Exchange Commission's investigation could have the effect of limiting or terminating such firm's ability to make a market in the Company's securities, which could affect the liquidity and price of such securities. See "Plan of Distribution."

POSSIBLE DELISTING FROM NASDAQ SMALLCAP MARKET AND MARKET ILLIQUIDITY

     While the Company's Common Stock, Class A Warrants and Class B Warrants meet the current Nasdaq SmallCap Market requirements there can be no assurance that such securities will meet the continued listing requirements. Under current criteria for continued inclusion on the Nasdaq SmallCap Market, (i) the Company will have to maintain at least $2,000,000 in total assets and $1,000,000 in total stockholders' equity, (ii) the minimum bid price of the Common Stock will have to be $1.00 per share, (iii) there must be at least 100,000 shares in the public float valued at $1,000,000 or more, (iv) the Common Stock must have at least two active market makers, and (v) the Common Stock must be held by at least 300 holders. Additionally, Nasdaq has recently published proposed revisions to these standards that would make it more difficult for companies to qualify or remain on the Nasdaq SmallCap Market.

     If the Company is unable to satisfy the Nasdaq SmallCap Market's maintenance requirements, its securities may be delisted from the Nasdaq SmallCap Market. In such event, trading, if any, in the Common Stock and Warrants would thereafter be conducted in the over-the-counter market in the so-called "pink sheets" or the NASD's "Electronic Bulletin Board." Consequently, the liquidity of the Company's securities could be impaired, not only in the number of securities which could be bought and sold, but also through delays in the timing of transactions, reduction in security analysts' and the news media's coverage of the Company, and lower prices for the Company's securities than might otherwise be attained.

     The Company's securities have not been qualified or registered in all states and will not be eligible for trading unless an exemption from the qualification or registration requirements is available. There can be no assurance that any such exemption will become available in any jurisdiction.

REDEMPTION OF CLASS A WARRANTS; POTENTIAL ADVERSE EFFECT OF REDEMPTION OF CLASS B WARRANTS

     The Class A Warrants will be redeemed by the Company at a redemption price of $.05 per Warrant on April 18, 1997. As a result, the Class A Warrants must be exercised on or prior to the close of business (New

York time) on April 17, 1997. The Class B Warrants may be redeemed by the Company at a redemption price of $.05 per Warrant upon not less than 30 days' notice if the average bid price of the Common Stock exceeds $15.40 per share, for 30 consecutive trading days ending within 15 days of the notice of redemption. Redemption of the Warrants could force the holders to exercise the Warrants and pay the exercise price therefor at a time when it may be disadvantageous for the holders to do so, to sell the Warrants at the then current market price when they might otherwise wish to hold the Warrants, or to accept the redemption price, which, at the time the Warrants are called for redemption, is likely to be substantially less than the market value of the Warrants. Lack of qualification or registration under applicable federal or state securities laws may mean that the Company would be unable to issue securities upon exercise of the Warrants, including at the time when the Warrants are called for redemption. For example, as of the date of this Prospectus, only holders of Class A Warrants in California and New York may exercise the Class A Warrants. There can be no assurance that the Company will be qualified or registered under the securities laws of other states or that it will be exempt from such qualification or registration prior to April 18, 1997. The failure to be so qualified, registered or exempt would force holders in other states to either sell their Warrants or accept the redemption price of $0.05 per Class A Warrant. See "Description of Securities -- Warrants."

CURRENT PROSPECTUS AND STATE REGISTRATION REQUIRED TO EXERCISE WARRANTS

     Current Warrant holders will only be able to exercise the Warrants if (i) a current prospectus under the Securities Act of 1933, as amended (the "Securities Act") relating to the securities underlying the Warrants is then in effect and
(ii) such securities are qualified for sale or exempt from qualification under the applicable securities laws of the states in which the various holders of Warrants reside. Although the Company has undertaken to use its best efforts to maintain the effectiveness of a current prospectus covering the securities underlying the Warrants, there can be no assurance that the Company will be able to do so. There also can be no assurance that exemptions from the registration on qualification requirements of those states in which the Company's securities are not currently registered or qualified will be available at the time a Warrant holder wishes to exercise his or her Warrant. The value of the Warrants may be greatly reduced if a current prospectus, covering the securities issuable upon the exercise of the Warrants, is not kept effective or if such securities are not qualified, or exempt from qualification, in the states in which the holders of Warrants reside. See "Description of Securities -- Warrants."

POSSIBLE RESTRICTIONS ON MARKET MAKING ACTIVITIES IN COMPANY'S SECURITIES

     The Company has been advised that Blair & Co. makes a market in the Company's securities. Regulation M promulgated by the Securities and Exchange Commission (the "Commission") under the Securities Exchange Act of 1934, as amended (the "1934 Act") may prohibit Blair & Co. from engaging in any market making activities with regard to the Company's securities for the period from five business days (or such other applicable period as Regulation M may provide) prior to any solicitation by the Solicitation Agent of the exercise of Warrants until the later of the termination of such solicitation activity or the termination (by waiver or otherwise) of any right that the Solicitation Agent may have to receive a fee for the exercise of Warrants following such solicitation. As a result, Blair & Co. may be unable to provide a market for the Company's securities during certain periods while the Warrants are exercisable. Any temporary cessation of such market-making activities could have an adverse effect on the market price of the Company's securities. See "Plan of Distribution."

SHARES ELIGIBLE FOR FUTURE SALE; REGISTRATION RIGHTS

     There are currently an aggregate of 3,407,111 shares of Common Stock and Class A Common Stock outstanding. Of such shares approximately 3,140,000 are freely tradeable without restriction, subject in certain instances to volume limitations imposed by Rule 144. All remaining shares currently outstanding will become eligible for resale at various times not later than May 1997. There are currently 1,635,250 Class A Warrants and 1,495,000 Class B Warrants which are freely tradable without restriction in the public market. In addition, 579,750 Class A Warrants and 450,000 Class B Warrants are subject to a resale registration statement filed with the Commission. Provided that such registration statement remains effective, all such Warrants may be sold in the public market at any time. See "Concurrent Offering."

     Provided that the Company satisfies certain securities registration and qualification requirements with respect to the securities underlying the Warrants, any and all securities purchased upon exercise of the Warrants will be freely tradeable. Assuming the exercise of all outstanding Class A Warrants upon payment of the exercise price of $7.00 per Class A Warrant, an additional 2,267,350 shares of Common Stock and 2,215,000 Class B Warrants will be freely tradable in the public market.

     The holders of the Unit Purchase Option have been granted registration rights with respect to all shares underlying the Option Units purchased upon exercise of the Underwriter's Unit Purchase Option. The sale, or availability for sale, of substantial amounts of Common Stock in the public market could adversely affect the prevailing market price of the Common Stock and could impair the Company's ability to raise additional capital through the sale of its equity securities.

NO DIVIDENDS ANTICIPATED

     The Company has never paid any cash dividends on its Common Stock or Class A Common Stock. The Company anticipates that in the future, earnings, if any, will be retained for use in the business or for other corporate purposes, and it is not anticipated that cash dividends in respect of the Common Stock or Class A Common Stock will be paid. See "Dividend Policy."

                                USE OF PROCEEDS

     The potential net proceeds to the Company from the exercise of the 2,215,000 Class A Warrants outstanding are estimated to be approximately $14,500,000, after deducting estimated expenses payable by the Company and the Solicitation Agent fee. The Company expects that the net proceeds will be utilized for repayment of principal on a bank term loan, repayment of all principal on outstanding capital leases, constructing and equipping new manufacturing and engineering space, supporting the development of its Omega 1000, Omega 1100, and Omega 4000 systems, including the hiring of additional engineering personnel, and enhancing existing products. The net proceeds may also be used to finance additional accounts receivable and inventory. The indebtedness under the bank loan is due in November 1998 and had an interest rate of 8.25% as of December 31, 1996. The obligations under the capital leases are payable from February 1997 through January 1999. The Company also expects that it may be required to expend significant funds (consisting of legal fees) in connection with the CFM litigation, but the inherent uncertainty of such litigation makes it impossible to predict the amounts to be expended with any degree of accuracy. See "Risk Factors -- Dependence on Proprietary Technology; Risk and Expense of Patent Litigation" and "Business -- Litigation." Any remaining proceeds will be used to fund general working capital requirements.

     A portion of the proceeds may also be used to acquire or invest in complementary businesses or products or to obtain the right to use complementary technologies. While from time to time the Company evaluates potential acquisitions of such businesses, products or technologies, there are no present understandings, commitments or agreements with respect to any acquisition of other businesses, products or technologies. Pending utilization, the net proceeds of the exercise of the Warrants will be invested in short-term, interest-bearing investments.

                                DIVIDEND POLICY

     The Company has not paid any cash dividends on its Common Stock or Class A Common Stock. It is the present policy of the Company to retain any earnings to finance the growth and development of the business and, therefore, the Company does not anticipate paying cash dividends on its Common Stock in the foreseeable future.

                          PRICE RANGE OF COMMON STOCK

     Since November 1995, the Company's Common Stock has traded on the Nasdaq SmallCap Market under the symbol "YILD." The following table sets forth for the periods indicated the high and low sale prices of the Common Stock as reported by the Nasdaq SmallCap Market. These figures reflect inter-dealer prices without retail mark-up, mark-down or commission and may not represent actual transactions.

                                                                 HIGH            LOW
                                                                -------        -------
        1995
          4th Quarter (commencing November 21, 1995)..........  $ 6            $4 3/4

        1996
          1st Quarter.........................................  6              4 7/16
          2nd Quarter.........................................  8 5/8          5 3/8
          3rd Quarter.........................................  6 13/16        4 1/2
          4th Quarter.........................................  6              4 1/2

        1997
          1st Quarter (through March 10, 1997)................  10 3/4         5 7/8

     On March 10, 1997, the last reported sale price of the Common Stock on the Nasdaq SmallCap Market was $8 per share. As of December 31, 1996, there were 8 holders of record of the Common Stock, and the Company believes that there were over 300 beneficial owners of the Common Stock.

                              CONCURRENT OFFERING

     The Company has filed with the Commission a Registration Statement on Form S-3 with respect to an offering by certain holders of Class A and Class B Warrants (the "Selling Securityholders"). An aggregate of 579,750 Class A Warrants and 450,000 Class B Warrants (the "Selling Securityholder Warrants") are subject to such registration statement. All of the Selling Securityholder Warrants are tradable on or about the effective date of this registration statement. The Company will not receive any proceeds from the sale of the Selling Securityholder Warrants. Sales of Selling Securityholder Warrants or securities underlying such Warrants or even the potential of such sales could have an adverse effect on the market prices of the Common Stock and the Warrants.

     Certain officers and directors of the Company, including Raj Mohindra, Suraj Puri, Bernard Slade, Ram Paul Gupta, Scott M. Gibson and Abbay K. Bhushan, beneficially own an aggregate of 43.5% of the Class A Warrants and 72.3% of the Class B Warrants offered by the Selling Securityholders. See "Principal Stockholders."

     The sale of securities by the Selling Securityholders may be effected from time to time in transactions (which may include block transactions by or for the account of the Selling Securityholders) in the over-the-counter market or in negotiated transactions, a combination of such methods of sale or otherwise. Sales may be made at fixed prices which may be changed, at market prices or in negotiated transactions, a combination of such methods of sale or otherwise.

     The Selling Securityholders may exercise and sell the securities issuable upon exercise of the Selling Securityholder Warrants without restriction if a current prospectus relating to such securities is in effect and the securities are qualified for sale. Each Class A Warrant entitles the holder to acquire, upon payment of the $7.00 exercise price, one share of Common Stock and one Class B Warrant. In addition, the holders of an aggregate of 261,750 Class A Warrants have been granted a special accommodation by the Company which permits them to acquire upon payment of the $7.00 exercise price of the Class A Warrants an aggregate of an additional 52,350 shares of Common Stock. This right is not transferable. The Company has agreed to make this accommodation to certain Class A Warrant holders in recognition of the fact that the Company did not maintain an effective resale registration statement with respect to their Class A Warrants as the Company had agreed to do. The Company will receive no additional consideration upon exercise of the Class A Warrants held by these individuals. Each Class B Warrant entitles the holder to acquire, upon payment of the $11.00 exercise price, one Common Stock. There are currently 1,635,250 Class A Warrants and 1,495,000 Class B Warrants which are freely tradable without restriction in the public market in addition to the 579,750 Class A Warrants and 450,000 Class B Warrants subject to this registration statement. Provided that such registration statement remains effective, all such Warrants may be sold in the public market at any time. Assuming the exercise of all outstanding Class A Warrants, an additional 2,267,350 shares of Common Stock and 2,215,000 Class B Warrants will become freely tradable in the public market. See "Risk Factors -- Shares Eligible for Future Sale; Registration Rights."

                                 CAPITALIZATION

     The following table sets forth the capitalization of the Company (i) as of December 31, 1996, and (ii) on an as adjusted basis to reflect the exercise of all outstanding Class A Warrants, the issuance of 52,350 shares of Common Stock to the holders of 261,750 Class A Warrants as described at page 37 and the related charges to expense and the application of the net proceeds therefrom, after deducting the Solicitation Agent fee and estimated offering expenses payable by the Company.

                                                                     DECEMBER 31, 1996
                                                                ---------------------------
                                                                                    AS
                                                                  ACTUAL         ADJUSTED
                                                                -----------     -----------
    Stockholders' equity:
      Preferred stock -- par value $.001; 5,000,000 shares
         authorized; no shares issued and outstanding, actual
         and as adjusted......................................           --              --
      Class A Common Stock -- par value $.001;
         2,229,927 shares authorized; 1,912,111 shares issued
         and outstanding, actual and as adjusted(1)...........  $     1,912     $     1,912
      Common Stock -- par value $.001; 20,000,000 shares
         authorized; 1,495,000 shares issued and outstanding,
         actual; 3,762,350 shares issued and outstanding, as
         adjusted.............................................        1,495           3,762
      Additional paid in capital..............................    7,571,550      22,570,333
      Notes receivable from stockholders......................      (15,348)        (15,348)
      Accumulated deficit.....................................   (5,594,372)     (6,013,172)
                                                                -----------     ------------
         Stockholders' equity.................................    1,965,237      16,547,487
                                                                -----------     ------------
              Total capitalization............................  $ 1,965,237     $16,547,487
                                                                ===========     ============

---------------
(1) Based on shares outstanding as of December 31, 1996 and does not include:
    (i) an aggregate of 4,160,000 shares of Common Stock issuable upon exercise of the Class B Warrants outstanding or issuable on exercise of Class A Warrants; (ii) 520,000 shares of Common Stock issuable upon exercise of the Unit Purchase Option and the underlying Warrants; (iii) 100,000 shares of Common Stock reserved for issuance under the Company's 1995 Outside Directors' Stock Option Plan; and (iv) 500,000 shares of Common Stock reserved for issuance under the Company's 1995 Stock Option Plan.

                            SELECTED FINANCIAL DATA

     The statement of operations data presented below for the years ended December 31, 1996 and December 31, 1995 and the balance sheet data as of December 31, 1996 are derived from the financial statements of the Company included elsewhere in this Prospectus that have been audited by KPMG Peat Marwick LLP, independent certified public accountants. The data set forth below is qualified by reference to, and should be read in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations" and the Financial Statements and Notes thereto and the discussion thereof included elsewhere in this Prospectus. The results of operations for 1996 are not indicative of results that may be obtained in future periods.

                                                                  YEARS ENDED DECEMBER 31,
                                                                -----------------------------
                                                                    1996             1995
                                                                ------------     ------------
    STATEMENT OF OPERATIONS DATA:
    Revenues..................................................  $  2,204,590     $  1,129,012
                                                                 -----------      -----------
    Operating expenses:
      Manufacturing and development...........................     3,853,972        1,736,755
      Selling, general, and administrative....................     1,829,460        1,032,008
                                                                 -----------      -----------
         Total operating expenses.............................     5,683,432        2,768,763
                                                                 -----------      -----------
         Operating loss.......................................    (3,478,842)      (1,639,751)
    Interest income (expense), net............................       104,807         (190,272)
                                                                 -----------      -----------
         Net loss.............................................  $ (3,374,035)    $ (1,830,023)
                                                                 ===========      ===========
    Net loss per share........................................  $      (0.99)    $      (0.89)
                                                                 ===========      ===========
    Shares used in per share computation......................     3,406,395        2,052,632
                                                                 ===========      ===========

                                                                              DECEMBER 31,
                                                                                  1996
                                                                              ------------
    BALANCE SHEET DATA:
    Working capital.........................................................  $  1,009,090
    Total assets............................................................     3,960,724
    Accumulated deficit.....................................................    (5,594,372)
    Total stockholders equity...............................................     1,965,237

                      MANAGEMENT'S DISCUSSION AND ANALYSIS
                OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

OVERVIEW

     YieldUP develops, manufactures and markets advanced cleaning, rinsing, and drying equipment used at several steps in the manufacturing process of semiconductors and other defective sensitive substrates. The Company began operations in June 1993 providing yield consulting services, and, in December 1994, the Company shipped its first rinsing and drying system, the Omega 2000. The Company's first significant shipment of systems occurred during the fourth quarter of 1995. Currently the Company has approximately twenty cleaning, rinsing and drying systems installed at customer sites. The Company's primary source of revenues has been the shipment of cleaning, rinsing, and drying equipment. The Company expects to continue to derive substantially all of its revenue from sales of cleaning, rinsing, and drying equipment.

     From inception, the Company has incurred significant losses due to limited revenues and large investments in research and development. The Company began to generate orders for its wafer cleaning, rinsing, and drying equipment during the second quarter of 1995. Over the next year, the Company intends to spend a significant portion of its revenues on new product development and enhancements to existing products which will be required to exploit anticipated markets for equipment designed for 12 inch wafers, flat panel displays, magnetic disks and photomasks. However, future profitability will depend on a variety of factors, including timely receipt of significant new orders, the level of market acceptance of the Company's products, timely delivery of systems to customers, new competitive product offerings, price fluctuations due to competition, and industry capital equipment spending levels. There can be no assurance that the Company will be able to achieve equipment sales growth or profitability. At current operating expense levels, if the Company's sales do not increase, the Company will continue to show significant operating losses. Additionally, the Company is engaged in patent litigation which may result in significant additional expenditures for legal fees which could have a material adverse effect on the Company's results of operations.

     The Company expects to derive a substantial portion of its revenues from the sale of a relatively small number of systems, which typically range in purchase price from approximately $50,000 to $400,000. As a result, a small reduction in the number of systems shipped in a quarter could have a material adverse effect on the Company's revenues and results of operations for that quarter. A delay in a shipment near the end of a particular quarter, due to, for example, unanticipated shipment rescheduling or cancellation, supplier delays in delivery of component parts or unexpected manufacturing difficulties experienced by the Company, may cause financial results in a particular quarter to fall significantly below the Company's expectations and may materially adversely affect the Company's results of operations for such quarter.

     This Prospectus contains forward-looking statements that involve risks and uncertainties. The statements contained in this Prospectus that are not purely historical are forward-looking statements within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934, including without limitation statements regarding the Company's expectations, beliefs, intentions, plans or strategies regarding the future. All forward-looking statements included in this document are based on information available to the Company on the date hereof, and the Company assumes no obligation to update any such forward-looking statements. The Company's actual results could differ materially from those anticipated in these forward-looking statements as a result of certain factors, including those set forth in "Risk Factors" and elsewhere in this Prospectus.

RESULTS OF OPERATIONS

  YEARS ENDED DECEMBER 31, 1996 AND 1995.

     During the years ended December 31, 1996 and 1995, the Company's revenues were $2,204,590 and $1,129,012, respectively. The increase in revenue in 1996 was due to an increase in shipments of the Company's cleaning, rinsing, and drying systems.

     Manufacturing and development expenses were $3,853,972 for year ended December 31, 1996, and $1,736,755 for the year ended December 31, 1995. For 1995, separate amounts for manufacturing cost of goods sold and research and development expense were not meaningful as these operating activities were inseparable during that period. For 1996, manufacturing cost of goods sold was $2,630,970 and research and development expense was $1,223,002. The increase in manufacturing and development expenses reflected the continuing efforts to develop and enhance the Company's products and the higher total manufacturing costs associated with increased system shipments. In addition, in the fourth quarter of 1995 the Company established its own manufacturing capability, so the 1995 manufacturing and development expenses only reflect approximately one quarter of full operation of the manufacturing organization while the 1996 figures represent four quarters of manufacturing operation. The Company expects to continue to invest in new product development and research, although these expenses may decline over time as a percentage of revenues to the extent revenues increase.

     The information in the following two paragraphs contains forward-looking statements describing the Company's plans to increase revenues and to reduce gross margins on its products. Such statements are made in reliance on the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. The Company's plans and intentions with respect to increasing revenues and improving gross margins are subject to risks and uncertainties, and actual results could differ materially from those projected in the forward-looking statements. The Company's ability to execute its plans may be adversely affected by competitive conditions, failure to timely complete development and installation of new products and product enhancements, supply disruptions, customer purchasing cycles and other factors described under "Risk Factors" and elsewhere in this Prospectus.

     In order for the Company to achieve profitability, it will be necessary to significantly increase revenues in future periods. Increasing revenues will depend to a significant extent on the Company's ability to make multiple standard product unit sales to large companies. To achieve this goal, the Company has recently strengthened its executive management in the sales and marketing organization and believes that it must expand and enhance its product line. The Company is focused on delivery in the first quarter of 1997 of the enhanced Omega 4000 and new Omega 1000 products. The Company believes these products have the highest probability of generating significant new revenues for the Company in the second quarter of 1997. The Company currently has orders for these systems from major semiconductor manufacturers, and a number of other large companies have expressed interest in them. The Company plans to demonstrate performance of these systems in a production environment in the second quarter and believes it may be possible to generate additional orders for these products beginning in the second quarter. In addition, the Company believes that its recent marketing efforts with respect to its CleanPoint water filtration system may begin to result in orders and revenues in the near term.

     In addition, in order to achieve profitability, the Company must improve its gross margins. The Company's negative gross margin on product sales during 1995 and 1996 was due to fixed manufacturing overhead expense being spread over a small number of units and high unit material costs. The high unit material costs were caused by a high degree of customization and numerous engineering design changes as the Company enhanced its products. The units shipped in 1995 and 1996 were generally the first units produced of a particular design. The Company anticipates that if unit shipment volume increases in future periods, per unit overhead expenses and material costs will be reduced. In addition, in the first quarter of 1997 the Company is transitioning to shipment of standardized products, which should also begin to reduce the per unit material costs. The Company believes that both of these trends may have the effect of improving the Company's gross margin. If the Company is not able to make multiple unit sales to large customers, to penetrate new industries, to manage the transition to standardized products or to increase product shipments, the Company may be unable to increase its revenues or improve its operating margins. Such failure would have a material adverse effect on the Company and would impact its ability to continue as a going concern. See Financial Statements and Notes thereto.

     Selling, general and administrative expenses were $1,829,460 for the year ended December 31, 1996, and $1,032,008 for the year ended December 31, 1995. The increase in these expenses reflect the Company's increased marketing activities for its products and additional employees. In addition, the Company incurred increased legal expenses in 1996 versus 1995 related to the CFM patent infringement litigation. There were also increases in legal, accounting, and other administrative expenses in 1996 versus 1995 related to being a public company. The Company expects that selling, general and administrative expenses may decline as a percent of revenues to the extent revenues increase.

     The net interest income was $104,807 for the year ended December 31, 1996, and the net interest expense was $190,272 for the year ended December 31, 1995. The net interest income in 1996 was due to interest income on a portion of the funds raised in the Company's 1995 initial public offering. The interest expense in 1995 was mainly due to $200,000 of debt discount charged to expense in the fourth quarter of 1995 as a result of financing transactions completed before the public offering. The Company expects that interest income may decline in the future due to lower short term investment balances caused by operating losses in 1996.

     As a result of the foregoing factors, the Company sustained a net loss of $3,374,035 for the year ended December 31, 1996, as compared to a net loss of $1,830,023 for the year ended December 31, 1995. The increase in net loss was due primarily to an increase in manufacturing and development costs compared to 1995 and was related to the continued product development activities and increased manufacturing operations. In addition, the Company expanded its marketing, support, and administrative organizations to manage increased sales and shipments of the Company's products. Net losses are expected to continue until the Company is able to produce and sell sufficient numbers of cleaning, rinsing and drying systems to cover operating expenses, of which there can be no assurance. See "Risk Factors."

LIQUIDITY AND CAPITAL RESOURCES

     On December 31, 1996, the Company had cash, cash equivalents, and short term investments of $629,172. Accounts receivable at December 31, 1996 totaled $699,459 and represented primarily amounts due on systems shipped in the fourth quarter of 1996.

     The Company plans to use approximately $500,000 from the potential proceeds from the exercise of the Class A Warrants to construct and equip new manufacturing and office facilities to support anticipated shipment levels and personnel additions. The new facility should provide expansion capacity for manufacturing operations and corporate functions for the next twelve months. The Company also plans to use approximately $950,000 from the potential proceeds from the exercise of the Class A Warrants for the repayment of a bank term loan and several capital leases. The remainder of the proceeds from the exercise of the Class A Warrants will be used to meet working capital requirements over the next twelve months including financing additional accounts receivable and inventory. See "Use of Proceeds."

     Assuming all Class A Warrants are exercised, the Company believes that the net proceeds from such exercise, together with existing cash balances, will be sufficient to meet the Company's cash requirements for at least the next twenty-four months. However, after that twenty-four month period or if the Company's plans change, depending upon its level of operations, the Company may require additional equity or debt financing to meet its working capital and fixed asset requirements. If the Company requires additional financing in the future, there can be no assurance that it will be available or that it will be available on terms satisfactory to the Company.

     The information in the following paragraph contains forward-looking statements describing the Company's plans to raise debt and equity financing to meet its capital needs. Such statements are made in reliance on the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. The Company's plans and intentions with respect to raising capital are subject to risks and uncertainties, and actual results could differ materially from those projected in the forward-looking statements. The Company's ability to execute its plans effectively may be adversely affected by factors outside the Company's control, such as the bank's internal policies and procedures and adverse market conditions, and other factors described under "Risk Factors" and elsewhere in this Prospectus.

     The Company believes that its existing capital resources will enable it to fund its operations through the first quarter of 1997. The Company will be required to seek additional capital to continue its operations beyond that time, which may result in dilution to the current stockholders. The Company has no commitments for any future funding, and there can be no assurance that the Company will be able to obtain additional capital in the future. However, the Company is currently in negotiations to reduce the term loan collateral requirement by 50% and to create a $2 million revolving credit line collateralized by the Company's qualifying accounts receivable. The funds available to the Company, if any, under such line of credit will depend on the Company's ability to generate revenues in the near term. These two credit facilities should provide the Company with the necessary funds to finance operations through the second quarter of 1997. In the event the Class A warrants are not exercised, the Company believes that it may be able to obtain funds through private placements of its securities within the next one to two fiscal quarters. If the Company is unable to obtain the necessary capital, it will be required to significantly curtail its activities or cease operations.

                                    BUSINESS

INTRODUCTION

     YieldUP develops, manufactures and markets cleaning, rinsing, and drying equipment used for several steps in the manufacturing process for semiconductors and other defect sensitive substrates. Based on the results obtained by customers using its products, the Company believes its technology allows more thorough and efficient cleaning, rinsing and drying than conventional approaches and that the products based on this technology may enable manufacturers to obtain improvements in the percentage of good product produced, or yield. The Company's cleaning, rinsing and drying products also reduce usage of certain environmentally hazardous materials and occupy less floor space when compared to conventional equipment. The Company delivered its initial product in July 1994 to one major semiconductor manufacturer and its second product, the Omega 2000, a wafer cleaning, rinsing and drying system, in December 1994 to another manufacturer. The Company currently has approximately 20 cleaning, rinsing, and drying systems installed at a number of customer sites in the semiconductor, semiconductor equipment, photomask, and flat panel display industries.

     Disc-shaped wafers composed of silicon are the foundation on which integrated circuits ("ICs") are manufactured in modern semiconductor fabrication facilities. During the typical four to six week process of fabricating ICs on these wafers, semiconductor manufacturers typically clean, rinse and dry the wafers several times throughout the facility to prepare in-process wafers for the next IC fabrication step. The likelihood of completing these steps successfully and producing good chips depends significantly upon the cleanliness of the wafer. The Company's products are designed to reduce wafer particle contamination, stains, surface roughness and other defects that reduce IC yields with a cost-effective, integrated cleaning, rinsing and drying system using filtration technology, optimized rinsing options, no mechanical motion and reduced use of environmentally hazardous materials.

     The Company is marketing its products for application at several points in the IC fabrication process. In addition, the Company has also marketed its products for use in the manufacturing processes of photomasks, magnetic and optical disks, flat panel displays and chemical and pharmaceutical products. The Company believes that there are numerous sites within typical semiconductor, photomask, magnetic and optical disk, flat panel display and chemical and pharmaceutical product manufacturing facilities where manufacturers could improve processes and reduce contamination by replacing or retrofitting existing equipment with the Company's products.

     The Omega 2000 is a cleaning, rinsing and drying system which cleans, rinses and dries in a single chamber. The Omega 2000 uses no moving parts in the drying process and thereby avoids the mechanical shocks that occur during the drying sequence in certain conventional equipment. The Omega 2000's patented drying process is designed to reduce contamination, water spots and meniscus which can be left by conventional equipment. The Omega 2000 can be retrofitted into existing wet benches used in manufacturing processes and is available as a stand-alone unit which has a footprint significantly smaller than typical wet benches. As a result, manufacturers may be able to integrate the Company's products into their facilities without the need to abandon existing equipment. Megasonic and chemical injection cleaning can be added to the Omega 2000 as well.

     The Company's Omega 4000 is a cleaning, rinsing, and drying system that incorporates the rinsing and drying of the Omega 2000 and adds hydrofluoric (HF) acid cleaning capability. The Company also markets a water filtration product, the CleanPoint, for filtration of deionized water. The CleanPoint is marketed to the same customers as the Company's cleaning, rinsing, and drying systems. The CleanPoint filtration system is also an integral part of the Company's other systems, the Omega 2000 and Omega 4000.

     The Company currently has under development the Omega 1000, a low cost, stand-alone rinse dry system designed to replace conventional spin rinse dryer ("SRD") technology in manufacturing facilities. The Company is also investigating the development of an automated wet bench capability that would combine the Company's rinsing and drying systems with high temperature immersion cleaning and other standard cleaning applications. The Company is also investigating other industrial applications for its CleanPoint water filtration system, including the pharmaceutical and chemical industries, both of which require ultrapure water for product processing.

INDUSTRY BACKGROUND

     The IC is a critical component in the computer, microprocessor, consumer electronics, telecommunications, and defense industries. Virtually thousands of industrial products, from wrist watches to automobiles, from burglar alarm systems to machine tools, and from home appliances to missile guidance systems, contain at least one IC. Each IC may contain hundreds of thousands, even millions, of electronic circuits.

     ICs are fabricated through a complex series of 100 to 300 process steps on a silicon wafer. Steps which involve the application of an IC pattern and removal of excess material are typically repeated several times during the fabrication process, with alternating layers of conducting and insulating films being deposited each time to create a structure on the wafer of 10 or more layers. The resulting finished wafer consists of many ICs, which are then cut, packaged and tested before shipment.

     Advances in semiconductor equipment technology in recent years have resulted in increasingly sophisticated ICs based on submicron geometries and complex manufacturing processes. Although these advances have enabled semiconductor manufacturers to place hundreds of ICs on a single silicon wafer, as critical dimensions decrease, the size and density of defects have a greater effect on yields. These defects are often the result of microscopic particles and other contaminants on wafer surfaces during the fabrication process. Limiting the presence of particles and other contaminants and removal of the residue is vital to the ultimate performance of the IC and the resulting yield. As a result, IC manufacturers have continued to invest in wafer processing equipment. A semiconductor equipment industry trade association estimated that worldwide shipments of semiconductor equipment grew from approximately $14 billion in 1994 to $24 billion in 1995. Of that amount, approximately $18 billion in 1995 was for wafer processing equipment, and wet processing systems accounted for approximately $1.2 billion of such sales.

     Particles and contaminants can be introduced to in-process wafers from a variety of sources, including manufacturing equipment, process materials, factory air and environment, water, chemicals and manufacturing personnel. Most semiconductor manufacturers seek to reduce contamination problems through an array of methods including the use of expensive clean rooms for processing operations, automated handling and transporting of parts between production operations, and garments and masks for personnel involved in the fabrication process. Even with these costly methods, however, a long and tedious development process of incremental improvements is required to remove a sufficient level of contamination to achieve acceptable yields. This development process can take months or even years.

     Repetitive cleaning, rinsing and drying of the silicon wafers throughout the manufacturing process, and at many different sites throughout the manufacturing facility, is one of the array of methods traditionally utilized to reduce contamination. Wafer surfaces are typically cleaned by exposing the wafer to toxic acids which remove organic materials, such as polymers and photoresist residues, and inorganic materials, such as metals and salts. Chemical processes are used to prepare wafer surfaces. After the wafer surfaces have been cleaned and prepared, the wafers are generally rinsed with de-ionized water to remove chemicals and as many particles as possible and are then dried before proceeding to the next series of operations. The effect of the cleaning process can, however, be undermined by conventional rinsing and drying equipment which, instead of thoroughly removing particles, can add particles or other defects to the wafer surface. Further, conventional wet processing equipment can produce variable results and does not provide a cost effective means to improve production yields.

     Photomasks, flat panel displays, and magnetic and optical disks, are manufactured using many of the same cleaning, rinsing, and drying processes as semiconductor manufacturing. As a result, the Company believes that its products may provide similar benefits to manufacturers in these industries.

PRODUCTS

     Through analyzing the fabrication process of leading IC manufacturers, the Company determined that the cleaning, rinsing and drying steps of the manufacturing process present a significant, unfilled opportunity for yield improvement. The Company has developed and is marketing equipment that incorporates cleaning, rinsing and drying technologies which it believes may help manufacturers achieve significant contamination reduction, and resulting yield improvement. The Company currently markets the following products:

  CLEANPOINT WATER FILTRATION SYSTEM

     The CleanPoint Water Filtration System is a patented deionized water filtration system designed to eliminate microscopic particle contamination in deionized water at the point of use. The CleanPoint system is an integral part of the Company's cleaning, rinsing, and drying systems and is also marketed independently for other filtration applications.

  OMEGA 2000

     The Omega 2000 system is an integrated clean, rinse and dry system that integrates the Company's patented Surface Tension Gradient ("STG") drying technology and the CleanPoint wafer filtration system with cleaning and system control capability. The Omega 2000 system combines the advantages of immersion technology and the convenience of full flow processors and is designed to provide the following advantages versus conventional equipment:

     - Single chamber cleaning, rinsing and drying of wafers, eliminating cumbersome handling

     - Improved rinse and dry cycle times for increased throughput

     - Reduced build-up of scum that sometimes occurs with IsoPropyl Alcohol ("IPA") dryers

     - Significantly lower usage of IPA, an environmentally hazardous material, compared to conventional IPA dryers.

     - Reduction in surface roughness and haze on wafers

     The Company offers chemical injection and megasonic cleaning as options on the Omega 2000. The Company procures these cleaning subsystems from one of several manufacturers of such systems. The Omega 2000 is available as a stand-alone system or as a retrofit upgrade to an existing wet bench system.

  OMEGA 4000

     The Omega 4000 system builds on the Omega 2000 product by offering integrated HF cleaning capability in addition to the cleaning, rinsing, and drying capabilities found on the Omega 2000 product. The HF cleaning module allows more thorough cleaning of certain types of processed wafers than the Omega 2000. The Company procures the HF cleaning capability from one of several manufacturers of such systems. The Omega 4000 system can also be configured with conventional robotics for wafer cassette handling.

     The purchase prices of the Omega products range from $50,000 to $400,000.

     Products Under Development

  OMEGA 1000

     The Omega 1000 system is designed to be a low cost, stand-alone rinse and dry system that can replace conventional SRD technology in semiconductor manufacturing facilities. The Omega 1000 is expected to incorporate the STG drying technology and CleanPoint water filtration system and to provide the following benefits to semiconductor manufacturers:

     - No mechanical motion of wafers, thus preventing wafer breakage problems associated with SRDs

     - Minimal moving parts provide higher system reliability and reduced equipment maintenance cost

     - Reduced water spots and organic residues by eliminating the build-up of water meniscus common in SRDs

     The Company is investigating the development of an automated wet bench capability that would combine the Company's rinsing and drying systems with high temperature immersion cleaning and other standard cleaning applications. The Company anticipates that if this new product development is started, that many of the subsystems for the new product would have to be procured from one of several manufacturers of such subsystems. The Company is also investigating the market for cleaning, rinsing, and drying equipment capable of handling new twelve inch silicon wafers and the development required by the Company to adapt its products for this new market. No assurance can be given that, even if the Company undertakes any of these projects, that the product development efforts will be successful or that any products developed will achieve commercial success. See "Risk Factors -- Need to Develop New Products and Technologies."

STRATEGY

     YieldUP's goal is to become a leading provider of cleaning, rinsing and drying equipment used in semiconductor, photomask, magnetic and optical disk, flat panel display and chemical and pharmaceutical product manufacturing facilities. As part of its marketing process, the Company has allowed leading IC and wafer manufacturers to test its products at their facilities. The Company believes that integration of the Company's products into manufacturing lines of several major semiconductor manufacturers will cause other manufacturers to follow suit. There can be no assurance, however, that any of these manufacturers will continue to use the Company's products or that any other manufacturers will make any purchases of the Company's products.

     The Company will also seek to adapt its products to be able to take advantage of the expected shift in the semiconductor industry from six and eight inch silicon wafers to twelve inch silicon wafers. That move will require IC manufacturers to either refurbish existing manufacturing sites or construct new ones. During the transition, the Company expects that semiconductor manufacturers will reevaluate those aspects of the manufacturing process which have a significant impact on yield, since the potential losses associated with reduced yields will increase as wafer sizes increase and critical dimensions decrease. The Company also intends to focus on the opportunities to install its products at new manufacturing sites.

     The Company has also initiated marketing activities and made limited sales in other industries with defect-sensitive manufacturing processes. The Company believes that manufacturers of magnetic and optical disks, flat panel displays, and pharmaceutical and chemical products, have use for the Company's products, because those manufacturers also depend upon the reduction of foreign particles during the manufacturing process.

CUSTOMERS, MARKETING AND SERVICE

     The Company is marketing its cleaning, rinsing and drying systems for application at several points in the IC fabrication process. In addition, the Company has also marketed its products for use in the manufacturing processes of magnetic and optical disks, flat panel displays and chemical and pharmaceutical products. Potential customers with large manufacturing facilities could have use for several of the Company's products within a single facility. The Company has sold its systems to semiconductor, photomask and flat panel display manufacturers who have integrated the YieldUP products into existing wet benches or have used them in a stand-alone configuration. The Company is also collaborating with automated wet-bench manufacturers, for integrating its system into the wet benches of these manufacturers.

     In the United States, the Company markets its products through direct customer contact and manufacturer representatives. These representatives provide both sales and service support to end users in their territories. In Europe, the Company markets its products through divisions of Teltec Semiconductor which provide both sales and service support to end users. In Japan and Taiwan, the Company distributes its products through Kanematsu Semiconductor Corp. which provides both sales and service support to end users. The Company has agreements with its representatives which generally grant the representative an exclusive right to sell products in a specified territory and allow termination by either party without cause on 90 days written notice.

     In the United States, the Company plans to use its personnel for all equipment installations, field service, and maintenance. In Europe, the Company has agreements with divisions of Teltec Semiconductor to perform all equipment installations, field service, and maintenance, and the Company has no current plans to discontinue this arrangement. It is the Company's intent to maximize the use of standard parts, modular design, and field replaceable units to minimize equipment downtime and repair times, although there can be no assurance that the Company will be successful in these efforts. The Company typically provides customers with a twelve month warranty covering parts and labor.

BACKLOG

     The Company schedules production of its systems based upon backlog, informal customer commitments and general economic forecasts for its targeted markets. The Company includes in its backlog only those customer orders for systems for which it has accepted purchase orders and for which delivery has been specified within twelve months as well as orders for spare parts and service and support of systems. The Company has not entered into any long term purchase agreements with any customers. Customers commit to purchase the Company's products by issuing purchase orders. The timing of the purchase orders' issuance depends on the customer's delivery requirements.

     The Company's backlog was approximately $493,000 as of December 31, 1996, all of which the Company expects to deliver within the next 6 months. The systems included in backlog have been ordered by a semiconductor device manufacturer and a flat panel display manufacturer. No assurance can be given that the systems will be delivered as promised or that they will perform as designed. The equipment requirements of manufacturers cannot be determined with accuracy, and therefore the Company's backlog at any certain date is not indicative of future growth. In addition, because of possible changes in system delivery schedules, the ability of the customers to cancel, defer or reschedule with limited or no penalties, and potential delays in system shipments, the Company's backlog at any particular date is not necessarily representative of actual sales for any succeeding period. Further, all potential sales will depend on final delivery and testing of the equipment. See "Risk
Factors -- Fluctuations in Quarterly Results."

MANUFACTURING, ASSEMBLY AND TESTING

     The Company's equipment manufacturing operations consist of assembly of systems into final configuration and final testing in a cleanroom at the Company's main facility prior to customer shipment. The Company fabricates certain custom plastic components that are incorporated into its systems, but the remainder of the system materials are procured from a number of distributors and outside suppliers.

     The Company has no written contracts with any of its suppliers, and such suppliers may terminate their relationships with the Company at any time without notice. Any such termination may impair the Company's ability to satisfy any orders for its products and may adversely affect the Company's results of operations. The Company will be required to replace any outside suppliers who terminate their relationships with the Company. In such an event, there could be no assurance that the Company would be able to find replacement suppliers (on a timely basis or at all) or that such replacement suppliers would not be more expensive than the Company's current arrangements, thereby adversely affecting the Company's results of operations. See "Risk Factors -- Dependence on Key Suppliers."

     The Company's strategic goal is to use contract manufacturers to manufacture its standard systems and subsystems as unit manufacturing volumes increase and product designs mature. The Company expects that as its products mature, there will be a decrease in the amount of custom manufacturing required to satisfy customers. See "Management's Discussion and Analysis of Financial Condition and Results of Operations."

MANUFACTURING AND DEVELOPMENT

     The Company incurred manufacturing and development expenses of approximately $3,854,000 in 1996, and $1,737,000 in 1995. Manufacturing and development expenses represent costs incurred for the design and development of new products, the redesign of existing products and the costs associated with product sales. For 1995, separate amounts for manufacturing costs of goods sold and research and development expense were not meaningful as these operating activities were not separable during that period. For 1996, research and development expenses were $1,223,002.

     The market for the Company's products is characterized by rapid technological advancement and product innovation. The Company believes that development of new products will be required to allow it to compete effectively in this market. The Company currently has twelve full time employees whose duties include research and development, and the Company intends to hire additional product development personnel in 1997.

     The Company has established relationships with key customers to gain access to advanced semiconductor manufacturing technologies and measurement and test equipment to assist in the development of its products. The Company intends to continue its research and development activities through internal research and co-operative research relationships with customers and other technology companies.

     The Company intends to continue its product enhancement programs focusing on improving reliability and performance, developing additional features, increasing throughput capabilities, promoting ease of equipment operations and reducing production costs. The Company also believes it can improve the standardization of its systems, and, using molds and contract manufacturing to reduce manufacturing costs, shorten manufacturing lead times, and improve product reliability and quality. See "Risk Factors -- Need to Develop New Products and Technologies."

INTELLECTUAL PROPERTY RIGHTS

     The Company relies on patent, trade secret and copyright protection for its products and technology. The Company has received two United States patents relating to its products and technologies and has filed four additional U.S. and foreign patent applications. The process of obtaining patents can be expensive and there can be no assurance that the patent applications will result in the issuance of patents, that any issued patents will provide the Company with meaningful competitive advantages, or that challenges will not be issued against the validity or enforceability of any patent issued to the Company.

     The Company also relies on trade secrets and proprietary technology that it seeks to protect, in part, through confidentiality agreements with employees, consultants and other parties. There can be no assurance that these agreements will not be breached, that the Company will have adequate remedies for any breach, or that the Company's trade secrets will not otherwise become known to or independently developed by others.

     In the absence of significant patent or other proprietary protection, competitors may be able to copy the Company's technology or design approaches, replicate its processes or gain access to its trade secrets. Moreover, there can be no assurance that competitors will not be able to develop technologies similar to or more advanced than the Company's or design around any patented aspects of the Company's products or technology. No assurance can be given that the Company's current or future products will not infringe on the patents of others.

     There has been substantial litigation regarding patent and other intellectual property rights in semiconductor-related industries. Further commercialization of the Company's products could provoke additional claims of infringement from third parties. In the future, litigation may be necessary to enforce patents issued to the Company, to protect trade secrets or know-how owned by the Company or to defend the Company against claimed infringement of the rights of others and to determine the scope and validity of the proprietary rights of others. Any such litigation would likely result in substantial cost and diversion of effort by the Company, which by itself could have a material adverse effect on the Company's business, financial condition and operating results. Further, adverse determinations in such litigation could result in the Company's loss of proprietary rights, subject the Company to significant liabilities to third parties, require the Company to seek licenses from third parties or prevent the Company from manufacturing or selling its products, any of which could have a material adverse effect on the Company's business, financial condition and results of operations. See "Risk
Factors -- Dependence on Proprietary Technology; Expense and Risk of Patent Litigation."

COMPETITION

     There is intense competition in the markets for the Company's products. The Company's lack of resources and proven products makes it extremely vulnerable to competition from larger companies, many of which have significantly greater financial, employee, product development and marketing resources. Leading competitors have a larger installed base of products which can provide them a significant advantage over the Company because the Company's technology has not been widely deployed and therefore presents potential customers with uncertainty not associated with existing equipment. In addition, many manufacturers are reluctant to choose small companies as key suppliers due to concerns about long term viability and product support. There can be no assurance that the Company will overcome these disadvantages.

     Competition for the Company's products currently comes from makers of traditional and new cleaning, rinsing and drying equipment. Competitors include manufacturers of SRDs such as Verteq and Semitool, IPA dryer manufacturers such as S&K and Steag and integrated wet processing system manufacturers such as Santa Clara Plastics, SubMicron Systems and Dai Nippon Screen. There can be no assurance that these competitors will not develop new products or improve their existing products which, when combined with their existing market presence, would make the Company's products obsolete or unmarketable. Any such development would have a material adverse effect on the Company. There also can be no assurance that the Company will be able to penetrate the wet processing equipment market and convince manufacturers to install the Company's systems either directly or through retrofitting in place of existing equipment. Additional competition for the Company's products also currently comes from a large number of small companies making cleaning, rinsing and drying equipment which is less expensive than the Company's products. Because the Company's products sell for significantly higher prices than such products, the Company may not be able to compete effectively against them without lowering its prices.

     The Company also expects that competition may arise from new competitors and from new technological approaches adopted by new and existing competitors. Because of the increasing focus on yield management in the semiconductor manufacturing industry, equipment manufacturers are likely to put an increased emphasis on contaminant reduction. Thus, competitive technologies or new manufacturing techniques may be developed which could make the Company's products obsolete, thereby materially adversely affecting the Company. If the Company is unable to respond to the challenges of competition, including changes in cleaning, rinsing and drying or semiconductor manufacturing processes, there can be no assurance that the Company would be able to achieve or maintain profitability at a level required to support its survival or growth. See "Risk Factors -- Intense Competition; Uncertain Market Acceptance."

     The Company currently competes principally on the basis of superior contamination reduction, better price/performance, improved equipment reliability, smaller footprint, lower operating cost and reduction in hazardous chemical usage. The Company believes that these factors as well as ease of use, price, reputation, service and familiarity are important competitive criteria for selection of cleaning, rinsing and drying equipment by potential customers in the manufacturing industries in which the Company competes. There can be no assurance that the Company will compete favorably with respect to these or other factors in the future, and any failure to compete successfully could have a material adverse effect on the Company's business or operating results.

EMPLOYEES

     On December 31, 1996, the Company had 30 full-time employees. Twelve of the Company's employees work in engineering and product development; 11 work in manufacturing and operations; four work in sales and marketing; and three in administration. No employee of the Company is currently represented by a labor union. Management considers its employee relations to be good.

     The Company intends to add employees from time to time as necessary to meet its evolving management, research and development, manufacturing, marketing, sales and service needs. The Company believes that its future success is dependent to a significant degree on its ability to attract and retain additional skilled personnel to enable the Company to develop and compete.

FACILITIES

     YieldUP's headquarters are located in Mountain View, California, where the Company leases a total of approximately 14,400 square feet of office and assembly space under a lease which expires in September 1998, with a current monthly obligation of $10,000 plus taxes, maintenance and utilities. The Company has an option to extend the lease on its current facilities for an additional three years after September 1998. The Company intends to use a portion of the potential proceeds from the Class A warrant exercise to construct and equip new manufacturing and office facilities. Such new facilities should provide expansion capacity for manufacturing operations and corporate functions for the next twelve months.

LITIGATION

     CFM Technologies, Inc. and CFMT, Inc. (collectively "CFM") filed a complaint against the Company in the United States District Court for the District of Delaware in September 1995. The complaint alleges that the drying process incorporated in certain of the Company's products infringes a patent held by CFM. The Company believes that its drying process does not infringe the CFM patent. The Company has filed a cross-complaint in this action seeking a declarative judgment that the Company's products do not infringe the CFM patent. However, litigation is inherently uncertain, and there can be no assurance that the Company will not, as a result of this litigation, suffer a material adverse effect on its business or financial condition. The trial for this matter is currently scheduled to begin in July 1997. The Company expects that the CFM litigation will continue to result in substantial costs and diversion of effort by the Company which could materially adversely affect the Company. The CFM litigation and any other such litigation could also continue to delay or impede market acceptance of the Company's products. A decision adverse to the Company in such litigation could result in substantial damages payable by the Company and could support the issuance of an injunction prohibiting further sales by the Company of some or all of its products. Because the Company relies on a single product family for the substantial majority of its revenues, any successful challenge by other parties to the Company's right to use its designs could potentially render the Company insolvent and jeopardize its ability to continue as a viable concern. See "Risk Factors -- Dependence on Proprietary Technology; Expense and Risk of Patent Litigation."

                                   MANAGEMENT

DIRECTORS AND EXECUTIVE OFFICERS

     The directors and executive officers of the Company and their ages as of December 31, 1996 are as follows:

                NAME               AGE                            POSITION
    -----------------------------  ---     ------------------------------------------------------
    Raj Mohindra.................  51      President, Chief Executive Officer and Director
    Suraj Puri...................  52      Vice President, Chief Technical Officer and Director
    Scott M. Gibson..............  38      Vice President and Chief Financial Officer
    Bernard Slade................  72      Director
    Abhay K. Bhushan.............  50      Director
    Ram Paul Gupta(1)............  57      Director
    William W.R. Elder(1)........  56      Director

---------------
(1) Member of the Compensation and Audit Committees

     Mr. Mohindra co-founded the Company in 1993 and has served as President, Chief Executive Officer and a director of the Company since its inception. Prior to joining the Company, from 1968 to 1993, he worked for IBM where he held a number of operational, management and technical positions, including head of the IBM Productivity Competence Center, Manager of Systems Engineering and Senior Technical Staff Member.

     Mr. Puri co-founded the Company in 1993 and has served as Vice President, Chief Technical Officer and a director of the Company since its inception. Prior to joining the Company, from 1986 to 1993, Mr. Puri served as an independent consultant in the semiconductor industry. From 1978 to 1986, he managed process engineering, technology transfer and yield improvement at Advanced Micro Devices, a manufacturer of semiconductor devices.

     Mr. Gibson joined the Company in August 1995 as Vice President and Chief Financial Officer. Prior to joining the Company, from June 1994 to July 1995, Mr. Gibson was Vice President for Customer Satisfaction at Tencor Instruments, a semiconductor equipment manufacturer. From 1992 to 1994, Mr. Gibson served as Chief Financial Officer of Prometrix Corporation, a semiconductor equipment manufacturer. From 1991 to 1992, Mr. Gibson was a Product Accounting Manager for Stratacom Inc., a telecommunications equipment manufacturer. Prior to that, from 1988 to 1991, Mr. Gibson served as Division Controller for KLA Instruments, a manufacturer of wafer and mask inspection systems for the semiconductor industry.

     Mr. Slade co-founded the Company in 1993 and served as Vice President with responsibility for East Coast and European Operations until December 1996. Mr. Slade was appointed as a director of the Company in January 1997. From 1986 to 1993, Mr. Slade worked for Gemini Consulting, a management consulting firm, where he specialized in productivity, product development, and manufacturing issues. From 1957 to 1984, he worked for IBM where he held a number of product development and operational management positions, including Corporate Director of Manufacturing Technology and Director of Manufacturing Planning and Controls.

     Mr. Bhushan co-founded the Company in 1993 and has served as a director of the Company since its inception. He also served as Chief Financial Officer of the Company from August 1993 until July 1995. Mr. Bhushan is currently Chairman and Chief Financial Officer of Portola Communication, a software company, where he has been employed since 1996. From 1974 through 1995, Mr. Bhushan was employed by Xerox Corporation, where he served in various capacities, including Manager of the Xerox Environmental Leadership Programs, Manager of Systems Engineering and Standards and Manager of Business Strategy.

     Mr. Gupta has served as a director of the Company since July 1995. From 1992 to the present, Mr. Gupta has served as President, Chief Operating Officer and Vice President of Operations of Quality Semiconductor, Inc., a semiconductor manufacturer. From 1988 to 1992, Mr. Gupta served as President of Blackship

Computers, Inc., a systems integration company. From 1983 to 1988, Mr. Gupta held various management positions, including President, at General Electric's Intensil Semiconductor operation.

     Mr. Elder has served as a director of the Company since September 1995. Since 1982, Mr. Elder has served as Chairman of the Board of Directors of Genus, Inc., a semiconductor equipment company. Prior to founding Genus, Mr. Elder served as president of Kasper Instruments, a division of Eaton Corporation, a manufacturer of semiconductor equipment, and in several senior management positions at Fairchild Semiconductor.

     The Board of Directors is divided into three classes. Each class of directors consists of one or two directors, who serve staggered three year terms. See "Description of Securities -- Delaware Law and Certain Charter Provisions."

     Officers are elected by and serve at the discretion of the Board of Directors. There are no family relationships among the directors or officers of the Company.

EXECUTIVE COMPENSATION

     The following table sets forth the aggregate base salary and bonuses paid by the Company for services rendered during 1995 and 1996 to the Company's chief executive officer and the only other executive officer (the "Named Executive Officers") who earned more than $100,000 in either year.

                                                                            LONG-TERM
                                                                          COMPENSATION
                                                              ANNUAL      -------------
                                                           COMPENSATION    SECURITIES      ALL OTHER
                                                           ------------    UNDERLYING        ANNUAL
           NAME AND PRINCIPAL POSITION              YEAR      SALARY         OPTIONS      COMPENSATION
--------------------------------------------------  -----  ------------   -------------   ------------
Raj Mohindra, President and Chief Executive
  Officer.........................................  1995     $ 84,000         125,971             --
                                                    1996     $138,459              --       $  5,400(1)
Robert Ciano, Vice President, Sales and
  Marketing(2)....................................  1995           --              --             --
                                                    1996     $131,461          45,000             --

---------------

(1) Represents automobile allowance payments.

(2) Mr. Ciano resigned from the Company in November 1996.

STOCK OPTION INFORMATION

     The following table contains information concerning stock option grants to the Named Executive Officers in 1996.

                     OPTION/SAR GRANTS IN LAST FISCAL YEAR

                                                                  PERCENT OF
                                                                    TOTAL
                                                   NUMBER OF     OPTIONS/SARS
                                                   SECURITIES     GRANTED TO
                                                   UNDERLYING     EMPLOYEES     EXERCISE OR
                                                  OPTIONS/SARS    IN FISCAL      BASE PRICE    EXPIRATION
                      NAME                          GRANTED          YEAR          ($/SH)         DATE
------------------------------------------------  ------------   ------------   ------------   ----------
Raj Mohindra....................................         --            --              --             --
Robert Ciano....................................     45,000          12.4%         $ 5.75        2/15/06(1)

---------------

(1) The option expired without exercise 30 days after Mr. Ciano's resignation.

      AGGREGATED OPTION EXERCISES IN LAST YEAR AND YEAR-END OPTION VALUES

     The following table sets forth, for the Named Executive Officers, the shares acquired and the value realized on exercise of stock options during the year ended December 31, 1996 and the year-end number and value of exercisable and unexercisable options.

                                                              NUMBER OF SECURITIES
                                                                   UNDERLYING               VALUE OF UNEXERCISED
                                                               UNEXERCISED OPTIONS          IN-THE-MONEY OPTIONS
                                 SHARES                       AT DECEMBER 31, 1996         AT DECEMBER 31, 1996(1)
                              ACQUIRED ON       VALUE      ---------------------------   ---------------------------
            NAME              EXERCISE(#)    REALIZED($)   EXERCISABLE   UNEXERCISABLE   EXERCISABLE   UNEXERCISABLE
----------------------------  ------------   -----------   -----------   -------------   -----------   -------------
Raj Mohindra................         --              --      125,971             --       $ 660,008             --
Robert Ciano................         --              --           --             --              --             --

---------------

(1) The value of "in-the-money" stock options represents the positive spread between the exercise price of stock options, $0.76 per share, and the fair market value for the Company's Common Stock of $6.00 per share as of December 31, 1996, which was the closing price of the Company's Common Stock on December 31, 1996.

     The Company does not have employment agreements with any of its executive officers or directors.

STOCK PLANS

     1995 Stock Option Plans. The Board of Directors has reserved 500,000 shares of Common Stock (250,000 shares are subject to stockholder approval) for issuance under the Company's 1995 Stock Option Plan (the "Option Plan"). As of December 31, 1996, there were outstanding options to purchase 272,750 shares under the Option Plan. Options may be granted to employees (including officers), consultants, advisors and directors, although only employees and directors and officers who are also employees may receive "incentive stock options" intended to qualify for certain tax treatment. The exercise price of nonqualified stock options must equal at least 85% of the fair market value of the Common Stock on the date of grant, and the exercise price of incentive stock options must be no less than the fair market value on the date of grant. Options granted under the Option Plan are generally immediately exercisable, vest over four years and must be exercised within ten years. As of December 31, 1996, none of the options granted under the Option Plan were vested.

     Prior to the adoption of the Option Plan in September 1995, the Company granted options to purchase shares of Class A Common Stock under a separate option plan (the "Prior Plan"). A total of 270,037 shares of Class A Common Stock remain subject to outstanding options. The Company does not anticipate granting any additional options to purchase Class A Common Stock under the Prior Plan, and any shares subject to options under the Prior Plan which terminate or are cancelled will not be issued or used for new options. As of December 31, 1996, options under the Prior Plan to purchase a total of 204,155 shares of Class A Common Stock were vested and exercisable.

     1995 Outside Directors Stock Option Plan. 100,000 shares of Common Stock have been reserved for issuance under the Company's 1995 Outside Directors Stock Option Plan (the "Directors Plan"). As of December 31, 1996, options to purchase 40,000 shares have been granted under the Directors Plan. The Directors Plan provides for the automatic granting of nonqualified stock options to directors of the Company who are not employees of the Company ("Outside Directors"). Under the Directors Plan, each new Outside Director will automatically be granted an option to purchase 20,000 shares of Common Stock on the date of his election. Additionally, each Outside Director, except for Outside Directors who have received an initial grant of an option to purchase 20,000 shares within six months of the annual meeting of stockholders, will automatically be granted an option to purchase 5,000 shares of Common Stock on the date of each annual meeting of stockholders. The exercise price of the options in all cases will be equal to the fair market value of the Common Stock on the date of grant. Options granted under the Directors Plan are immediately exercisable but vest over four years and generally must be exercised within ten years. As of December 31, 1996, options under the Directors Plan to purchase a total of 10,000 shares of Common stock were vested and exercisable.

COMPENSATION OF DIRECTORS

     From time to time, directors have received grants of options to purchase the Company's Common Stock. Directors who are not employees of the Company receive yearly grants of options to purchase Common Stock under the Directors Plan. See "-- Stock Plans -- 1995 Outside Directors Stock Option Plan." The Company does not pay additional amounts for committee participation or special assignments of the Board of Directors.

LIMITATION OF LIABILITY AND INDEMNIFICATION

     Pursuant to the provisions of the Delaware General Corporation Law, the Company has adopted provisions in its Certificate of Incorporation which provide that directors of the Company shall not be personally liable for monetary damages to the Company or its stockholders for a breach of fiduciary duty as a director, except for liability as a result of (i) a breach of the director's duty of loyalty to the Company or its stockholders; (ii) acts or omissions not in good faith or which involve intentional misconduct or knowing violation of law; (iii) an act related to the unlawful stock repurchase or payment of a dividend under Section 174 of Delaware General Corporation Law; and (iv) transactions from which the director derived an improper personal benefit. Such limitation of liability does not affect the availability of equitable remedies such as injunctive relief or rescission.

     The Company's Certificate of Incorporation also authorizes the Company to indemnify its officers, directors and other agents, by bylaws, agreements or otherwise, to the full extent permitted under Delaware law. The Company has entered into separate indemnification agreements with its directors and officers which are, in some cases, be broader than the specific indemnification provisions contained in the Delaware General Corporation Law. The indemnification agreements may require the Company, among other things, to indemnify such officers and directors against certain liabilities that may arise by reason of their status or service as directors or officers (other than liabilities arising from willful misconduct of a culpable nature), to advance their expenses incurred as a result of any proceeding against them as to which they could be indemnified, and to obtain directors' and officers' insurance if available on reasonable terms.

     At present, there is no pending litigation or proceeding involving a director, officer, employee or agent of the Company where indemnification will be required or permitted. The Company is not aware of any threatened litigation or proceeding which may result in a claim for such indemnification.

                              CERTAIN TRANSACTIONS

     During the last two fiscal years, the Company had the following transactions with certain of its officers, directors and holders of 5% of the outstanding shares of the Company, as described below.

     In September 1995, the Company issued a promissory note in the principal amount of $50,000 and 25,000 warrants which subsequently converted into Class A Warrants to each of Raj Mohindra, Abhay Bhushan, Suraj Puri and Bernard Slade, directors of the Company.

     In October 1995, the Company distributed a dividend of 220,000 Class A Warrants and 450,000 Class B Warrants pro rata among all holders of capital stock and options to acquire capital stock of the Company, including all officers and directors of the Company other than William Elder.

     The Company believes that all transactions with affiliates described above were made on terms no less favorable to the Company than could have been obtained from unaffiliated third parties.

                             PRINCIPAL STOCKHOLDERS

     The following table sets forth certain information regarding the beneficial ownership of the Company's capital stock as of December 31, 1996, and as adjusted to reflect the exercise of the Class A Warrants, (i) by each person who is known by the Company to own beneficially more than 5% of the Company's capital stock, (ii) by each of the Named Executive Officers and by each of the Company's directors, and (iii) by all officers and directors as a group.

                                                                  PERCENTAGE OWNERSHIP OF
                                                                        ALL COMMON
                                                                   STOCK OUTSTANDING(2)
                                                                ---------------------------     PERCENTAGE OF
                                                                  BEFORE           AFTER         VOTING POWER
                                          NUMBER OF             EXERCISE OF     EXERCISE OF     AFTER EXERCISE
                                     SHARES BENEFICIALLY          CLASS A         CLASS A         OF CLASS A
         BENEFICIAL OWNER                 OWNED(1)               WARRANTS       WARRANTS(3)        WARRANTS
----------------------------------  ---------------------       -----------     -----------     --------------
Raj Mohindra......................        1,102,123(4)              30.2%           19.2%            36.1%
Abhay K. Bhushan..................          312,605(5)               9.0             5.5             10.2
Suraj Puri........................          220,804(6)               6.4             3.9              7.0
Bernard Slade.....................          124,587(7)               3.6             2.2              3.9
Ram Paul Gupta....................           49,171(8)               1.4               *              1.1
William W.R. Elder................           20,000(9)                 *               *                *
Robert Ciano......................                0                   --              --               --
All directors and executive
  officers as a group (eight (8)
  persons)........................        1,888,020(10)             48.1            32.1             57.2

---------------
  *  Represents less than one percent.

 (1) Except pursuant to applicable community property laws or as otherwise noted, all shares are beneficially owned and sole voting and investment power is held by the persons named.

 (2) Based on 1,912,111 shares of Class A Common Stock outstanding, 1,495,000 shares of Common Stock outstanding before the warrant exercise and 3,762,350 shares of Common Stock outstanding after the warrant exercise, plus shares which may be acquired by the named person(s) upon exercise of outstanding options or Class A Warrants as of April 30, 1997.

 (3) Assumes exercise of all 2,215,000 outstanding Class A Warrants.

 (4) Includes 121,866 shares of Common Stock issuable upon exercise of Class A Warrants held by Mr. Mohindra and his family members. Includes 125,971 shares issuable upon exercise of options. Also includes 44,161 shares held by family members of Mr. Mohindra, but Mr. Mohindra disclaims beneficial ownership of all such shares except to the extent of any pecuniary interest therein which he may have. Does not include an aggregate of 320,004 shares of Common Stock issuable upon exercise of Class B Warrants held by Mr. Mohindra and his family members.

 (5) Includes 50,895 shares of Common Stock issuable upon exercise of Class A Warrants held by Mr. Bhushan and his family members. Includes 14,479 shares issuable upon exercise of options. Also includes 43,434 shares held by family members of Mr. Bhushan, but Mr. Bhushan disclaims beneficial ownership of all such shares except to the extent of any pecuniary interest therein which he may have. Does not include an aggregate of 103,866 shares of Common Stock issuable upon exercise of Class B Warrants held by Mr. Bhushan and his family members.

 (6) Includes 43,260 shares of Common Stock issuable upon exercise of Class A Warrants held by Mr. Puri and his family members. Includes 3,619 shares issuable upon exercise of options. Also includes 7,239 shares held by a family member of Mr. Puri, but Mr. Puri disclaims beneficial ownership of all such shares except to the extent of any pecuniary interest therein which he may have. Does not include an aggregate of 80,611 shares of Common Stock issuable upon exercise of Class B Warrants held by Mr. Puri and his family members.

 (7) Includes 27,586 shares of Common Stock issuable upon exercise of Class A Warrants. Includes 5,791 shares issuable upon exercise of options. Does not include an aggregate of 47,195 shares of Common Stock issuable upon exercise of Class B Warrants held by Mr. Slade.

 (8) Includes 4,316 shares of Common Stock issuable upon exercise of Class A Warrants. Includes 38,822 shares issuable upon exercise of options. Does not include an aggregate of 13,144 shares of Common Stock issuable upon exercise of Class B Warrants held by Mr. Gupta.

 (9) Includes 20,000 shares issuable on exercise of outstanding options.

(10) Includes 252,215 shares of Common Stock issuable upon exercise of Class A Warrants held by executive officers and their family members. Includes 263,120 shares issuable upon exercise of options, of which 196,780 shares are vested. Does not include an aggregate of 584,677 shares of Common Stock issuable upon exercise of Class B Warrants held by officers and directors and their family members.

                           DESCRIPTION OF SECURITIES

GENERAL

     The Company's authorized capital stock consists of 22,229,927 shares of Common Stock, par value $.001 per share, including 2,229,927 shares of Class A Common Stock and 20,000,000 shares of Common Stock, and 5,000,000 shares of Preferred Stock, par value $.001 per share (the "Preferred Stock"). As of December 31, 1996, there were outstanding 1,912,111 shares of Class A Common Stock held by 66 holders and 1,495,000 shares of Common Stock held by eight holders of record, and the Company believes that there are more than 300 beneficial holders of Common Stock.

COMMON STOCK AND CLASS A COMMON STOCK

     The rights of the holders of the Common Stock and the Class A Common Stock are essentially identical, except that: (i) the holders of the Common Stock are entitled to one vote per share and holders of Class A Common Stock are entitled to five votes per share with respect to all matters on which holders of the Company's Common Stock are entitled to vote, (ii) if stock dividends, splits, distributions, reverse splits, combinations, reclassification of shares, or other recapitalizations (collectively, "recapitalizations") are declared or effected, such recapitalizations shall be effected in a like manner with respect to the Common Stock and the Class A Common Stock, except that payments in shares of capital stock shall be paid in Common Stock with respect to Common Stock and Class A Common Stock with respect to Class A Common Stock, and (iii) shares of Class A Common Stock are convertible into Common Stock on a share-for-share basis at the option of the holder at any time and all remaining shares of Class A Common Stock will automatically be converted to Common Stock at such time as there are fewer than 400,000 shares of Class A Common Stock outstanding.

     In addition, the shares of Class A Common Stock are automatically converted into shares of Common Stock upon their transfer to any person other than the following transferees (the "Permitted Transferees"): (a) the spouse of a Class A Common Stockholder; (b) any lineal descendants of a Class A Common Stockholder, including adopted children (said descendants, together with the Class A Common Stockholder and his or her spouse are hereinafter referred to as "Family Members); (c) a trust for the sole benefit of a Class A Common Stockholder's Family Members; (d) a partnership made up exclusively of Class A Common Stockholders and their Family Members or a corporation wholly owned by Class A Common Stockholders and their Family Members, and (e) to any of its partners or stockholders as long as such partner or stockholder was a partner or stockholder of the transferor at the time a transferor acquired its Class A Common Stock or is a Permitted Transferee. There will be no trading market for the Class A Common Stock.

     Holders of the Common Stock and Class A Common Stock have equal ratable rights to dividends from funds legally available therefor, when, as and if declared by the Board of Directors, and are entitled to share ratably, as a single class, in all of the assets of the Company available for distribution to holders of shares of Common Stock and Class A Common Stock upon the liquidation, dissolution or winding up of the affairs of the Company. Holders of Common Stock or Class A Common Stock do not have preemptive or subscription rights. There are no redemption or sinking fund provisions for the benefit of the Common Stock or Class A Common Stock in the Company's Certificate of Incorporation. All outstanding shares of Class A Common Stock are, and those shares of Common Stock offered hereby will be, validly issued, fully paid and non-assessable. Since the Common Stock does not have cumulative voting rights and, therefore, holders of shares entitled to exercise more than 50% of the voting power are able to elect all of the Directors of the Company, these voting provisions will result in the existing directors and officers retaining control over the Company, despite any accumulation of Common Stock by third parties.

     The difference in voting rights described above increases the voting power of the Class A Common Stockholders and accordingly has an anti-takeover effect. The existence of the Class A Common Stock may make the Company a less attractive target for a hostile takeover bid or render more difficult or discourage a merger proposal, an unfriendly tender offer, a proxy contest, or the removal of incumbent management, even if such transactions were favored by the stockholders of the Company other than the Class A Common

Stockholders. Thus, the stockholders may be deprived of an opportunity to sell their shares at a premium over prevailing market prices in the event of a hostile takeover bid. Those seeking to acquire the Company through a business combination will be compelled to consult first with the holders of large numbers of Class A Common Stock in order to negotiate the terms of such business combination. Any such proposed business combination will have to be approved by the Board of Directors, may be under the control of the Class A Common Stockholders, and if stockholder approval were required, the approval of the Class A Common Stockholders will be necessary before any such business combination can be consummated.

WARRANTS

     Class A Warrants. The holder of each Class A Warrant is entitled, upon payment of the exercise price of $7.00, to purchase one share of Common Stock and one Class B Warrant. The Class A Warrants are exercisable at any time until the close of business (New York time) April 17, 1997. The Company will redeem the Class A Warrants for $0.05 on April 18, 1997. Holders may not exercise their Class A Warrants unless the underlying Common Stock and Class B Warrants are qualified for sale or exempt from qualification under applicable state securities laws. The Company has agreed to issue an additional 52,350 shares of Common Stock, without additional consideration, to certain individuals upon exercise of the Class A Warrants such individuals acquired in a private placement in September 1995. The right to acquire such additional shares is not transferable. The Company has agreed to make this accommodation to certain Class A Warrant holders in recognition of the fact that the Company did not maintain an effective resale registration statement with respect to their Class A Warrants as the Company had agreed to do. The Company will receive no additional consideration upon exercise of the Class A Warrants held by these individuals.

     Class B Warrants. The holder of each Class B Warrant is entitled to purchase one share of Common Stock at an exercise price of $11.00. Unless previously redeemed, the Class B Warrants are exercisable at any time until November 21, 2000, provided that at such time a current prospectus relating to the underlying Common Stock is then in effect and the underlying Common Stock is qualified for sale or exempt from qualification under applicable state securities laws. The Class B Warrants are subject to redemption, as described below.

     Redemption. The Class A Warrants were subject to redemption by the Company, on not less than 30 days written notice, at a price of $.05 per Class A Warrant, if the average closing bid price of the Common Stock for any 30 consecutive business days ending within 15 days of the date on which the notice of redemption is given exceeds $9.80 per share. The average closing bid price of the Common Stock over the 30 consecutive business day period commencing January 17, 1997 and ending February 28, 1997 exceeded $9.80 per share, and the Company has exercised its right to redeem the Class A Warrants on April 18, 1997. The Class B Warrants are subject to redemption by the Company on not less than 30 days' written notice, at a price of $.05 per Class B Warrant, if the average closing bid price of the Common Stock for any 30 consecutive business days ending within 15 days of the date on which the notice of redemption is given exceeds $15.40 per share. Holders of Warrants will automatically forfeit their rights to purchase the shares of Common Stock (and Class B Warrants in the case of the Class A Warrants) issuable upon exercise of such Warrants unless the Warrants are exercised before the close of business on the business day immediately prior to the date set for redemption. All of the outstanding Warrants of a class, except for those underlying the Unit Purchase Option, must be redeemed if any of that class are redeemed. A notice of redemption shall be mailed to each of the registered holders of the Warrants of a class, except for those underlying the Unit Purchase Option, by first class mail, postage prepaid. The notice of redemption shall specify the redemption price, the date fixed for redemption, the place where the Warrant certificates shall be delivered and the redemption price to be paid, and that the right to exercise the Warrants shall terminate at 5:00 p.m. (New York City time) on the business day immediately preceding the date fixed for redemption.

     General. The Warrants may be exercised upon surrender of the certificate(s) therefor on or prior to the earlier of their expiration or the redemption date (as explained above) at the offices of the Company's warrant agent (the "Warrant Agent") with the form of "Election to Purchase" on the reverse side of the certificate(s) filled out and executed as indicated, accompanied by payment (in the form of certified or cashier's check payable to the order of the Company) of the full exercise price for the number of Warrants being exercised.

     The Warrants contain provisions that protect the holders thereof against dilution by adjustment of the exercise price in certain events, such as stock dividends, stock splits, mergers, certain issuances of Common Stock below fair market value, sale of substantially all of the Company's assets, and for other extraordinary events in order to enable the holders of the Warrants to obtain the same or equivalent rights which they would have obtained if the Warrants had been exercised prior to the event.

     The Company is not required to issue fractional shares of Common Stock, and in lieu thereof will make a cash payment based upon the current market value of such fractional shares. The holder of a Warrant will not possess any rights as a stockholder of the Company unless and until he exercises the Warrant.

UNIT PURCHASE OPTION

     The Company has granted to the designees of D.H. Blair Investment Banking Corp., the underwriter of the Company's initial public offering and the Solicitation Agent, the Unit Purchase Option to purchase up to 130,000 Units, each Unit consisting of one share of Common Stock, one Class A Warrant and one Class B Warrant. These Warrants will be identical to the Warrants described above except that the Class A Warrants and the Class B Warrants included in the Unit Purchase Option will not be subject to redemption by the Company, unless at the time the Warrants are called for redemption, the Unit Purchase Option has been exercised and the underlying Warrants are outstanding. The Unit Purchase Option is exercisable during the three-year period commencing November 21, 1997 at an exercise price of $7.00 per Unit subject to adjustment in certain events to protect against dilution. The holders of the Unit Purchase Option have certain demand and piggyback registration rights. The existence of the Unit Purchase Option and the inability of the Company to redeem the Warrants included therein may hinder the Company's future financing or business transactions. See "Plan of Distribution."

PREFERRED STOCK

     General. The Preferred Stock may be issued in series, and shares of each series will have such rights and preferences as are fixed by the Board in the resolutions authorizing the issuance of that particular series. In designating any series of Preferred Stock, the Board may, without further action by the holders of Common Stock, fix the number of shares constituting that series and fix the dividend rights, dividend rate, conversion rights, voting rights (which may be greater or lesser than the voting rights of the Common Stock), rights and terms of redemption (including any sinking fund provisions), and the liquidation preferences of the series of Preferred Stock. It is to be expected that the holders of any series of Preferred Stock, when and if issued, will have priority claims to dividends and to any distributions upon liquidation of the Company, and that they may have other preferences over the holders of the Common Stock.

     The Board may issue series of Preferred Stock without action of the stockholders of the Company. Accordingly, the issuance of Preferred Stock may adversely affect the rights of the holders of the Common Stock. In addition, the issuance of Preferred Stock may be used as an "anti-takeover" device without further action on the part of the stockholders. Issuance of Preferred Stock may dilute the voting power of holders of Common Stock (such as by issuing Preferred Stock with super-voting rights) and may render more difficult the removal of current management, even if such removal may be in the stockholders' best interests. The Company has no current plans to issue any of the Preferred Stock.

DELAWARE SECTION 203

     As a Delaware corporation, the Company is subject to Section 203 of the Delaware General Corporation Law ("Section 203"), which regulates large accumulations of shares, including those made by tender offers. Section 203 may have the effect of significantly delaying a purchaser's ability to acquire the entire interest in the Company if such acquisition is not approved by the Company's Board. In general, Section 203 prevents an "Interested Stockholder" (defined generally as a person with 15% or more of a corporation's outstanding voting stock) from engaging in a "Business Combination" (defined below) with a Delaware corporation for three years following the date such person became an Interested Stockholder. For purposes of Section 203, the term "Business Combination" is defined broadly to include mergers and certain other transactions with or caused by the Interested Stockholder; sales or other dispositions to the Interested Stockholder (except proportionately with the corporation's other stockholders) of assets of the corporation or a subsidiary equal to ten percent or more of the aggregate market value of the corporation's consolidated assets or its outstanding stock; the issuance or transfer by the corporation or a subsidiary of stock of the corporation or such subsidiary to the Interested Stockholder (except for transfers in a conversion or exchange or a pro rata distribution or certain other transactions, none of which increase the Interested Stockholder's proportionate ownership of any class or series of the corporation's or such subsidiary's stock); or receipt by the Interested Stockholder (except proportionately as a stockholder), directly or indirectly, of any loans, advances, guarantees, pledges or other financial benefits provided by or through the corporation or a subsidiary.

     The three-year moratorium imposed on Business Combinations by Section 203 does not apply if: (a) prior to the date on which a stockholder becomes an Interested Stockholder, the Board approves either the Business Combination or the transaction which resulted in the person becoming an Interested Stockholder;
(b) the Interested Stockholder owns 85% of the corporation's voting stock upon consummation of the transaction which made him or her an Interested Stockholder (excluding from the 85% calculation shares owned by directors who are also officers of the target corporation and shares held by employee stock plans which do not permit employees to decide confidentially whether to accept a tender or exchange offer); or (c) on or after the date a person becomes an Interested Stockholder, the Board approves the Business Combination, and it is also approved at a stockholder meeting by sixty-six and two-thirds percent (66 2/3%) of the voting stock not owned by the Interested Stockholder.

     Under Section 203, the restrictions described above do not apply if, among other things, the corporation's original certificate of incorporation contains a provision expressly electing not to be governed by Section 203. The Company's Certificate of Incorporation does not contain such a provision. The restrictions described above also do not apply to certain Business Combinations proposed by an Interested Stockholder following the announcement or notification of one of certain extraordinary transactions involving the corporation and a person who had not been an Interested Stockholder during the previous three years or who became an Interested Stockholder with the approval of a majority of the corporation's directors.

TRANSFER AND WARRANT AGENT.

     The Transfer Agent for the Common Stock and Warrants and the Warrant Agent for the Warrants is American Stock Transfer & Trust Company, New York, New York.

                              PLAN OF DISTRIBUTION

     The Company has agreed, in connection with the exercise of Warrants pursuant to solicitation by the Solicitation Agent, to pay to the Solicitation Agent a fee of 5% of the Warrant exercise price, a portion of which may be reallowed to any dealer who is a member of the NASD who solicited the exercise (which may also be the Solicitation Agent) for each Warrant exercised, if (i) the market price of the Common Stock of the Company at the time of exercise is higher than the exercise price of the Warrants; (ii) the Warrants are not held in any discretionary account; (iii) disclosure of compensation arrangements was made both at the time of the Company's initial public offering and in documents provided to holders of the Warrants at the time of exercise; (iv) the exercise of the Warrants is solicited by a member of the NASD as designated in writing on the Warrant Certificate Subscription Form; and (v) the solicitation of exercise of the Warrants was not in violation of Regulation M promulgated under the 1934 Act. The Company has agreed not to solicit Warrant exercises other than through the Solicitation Agent.

     Regulation M promulgated under the 1934 Act may prohibit Blair & Co. from engaging in any market making activities with regard to the Company's securities for the period from five business days (or such other applicable period as Regulation M may provide) prior to any solicitation by the Solicitation Agent of the exercise of Warrants until the later of the termination of such solicitation activity or the termination (by waiver or otherwise) of any right that the Solicitation Agent may have to receive a fee for the exercise of Warrants following such solicitation. As a result, Blair & Co. may be unable to provide a market for the Company's securities during certain periods while the Warrants are exercisable.

     The Company has agreed to indemnify the Solicitation Agent against certain liabilities, including liabilities under the Securities Act.

     The Solicitation Agent has the right to designate one member of the Company's board of directors until November 2000. The Solicitation Agent has informed the Company that it has not yet and does not currently intend to designate a board member.

     Until November 2000, in the event the Solicitation Agent originates a merger, acquisition, joint venture or transaction to which the Company is a party, the Solicitation Agent will be entitled to receive a finder's fee in consideration for origination of such transaction. The fee is based on a percentage of the consideration paid in the transaction ranging from 7% of the first $1,000,000 to 2.5% of any consideration in excess of $9,000,000.

     The Solicitation Agent has informed the Company that the Securities and Exchange Commission is conducting an investigation concerning various business activities of the Solicitation Agent and Blair & Co. The investigation appears to be broad in scope, involving nearly all aspects of the Solicitation Agent's and Blair & Co.'s compliance with the Federal securities laws in offerings of securities, purchases and sales of securities, market-making activities and securities sales practices during the period from January 1, 1985 to the present. The Company has been advised by the Solicitation Agent that the investigation has been ongoing since at least 1989 and that they are cooperating with the investigation. The Company has been advised that the Solicitation Agent cannot predict whether this investigation will ever result in any type of formal enforcement action against the Underwriter or, if so, whether any such action might have an adverse effect on the Solicitation Agent or the securities offered hereby. The Company has been advised that Blair & Co. makes a market in the Company's securities. An unfavorable resolution of the Commission's investigation could have the effect of limiting or terminating such firm's ability to make a market in the Company's securities, which could affect the liquidity and price of such securities.

                                 LEGAL MATTERS

     The validity of the securities offered hereby is being passed upon by Gray Cary Ware & Freidenrich, A Professional Corporation ("GCWF"). An investment partnership composed of certain current and former attorneys of GCWF owns an aggregate of 5,027 shares of Class A Common Stock, 497 Class A Warrants and 1,016 Class B Warrants.

                                    EXPERTS

     The financial statements of YieldUp International Corporation as of December 31, 1996, and for each of the years in the two-year period ended December 31, 1996, have been included herein and in the registration statement in reliance upon the report of KPMG Peat Marwick LLP, independent certified public accountants, appearing elsewhere herein, and upon the authority of said firm as experts in accounting and auditing.

                         INDEX TO FINANCIAL STATEMENTS

                                                                                        PAGE
                                                                                        ----
Independent Auditors' Report..........................................................  F-2
Balance Sheet as of December 31, 1996.................................................  F-3
Statements of Operations for the years ended December 31, 1996 and 1995...............  F-4
Statements of Stockholders' Equity for the years ended December 31, 1996 and 1995.....  F-5
Statements of Cash Flows for the years ended December 31, 1996 and 1995...............  F-6
Notes to Financial Statements.........................................................  F-7

                          INDEPENDENT AUDITORS' REPORT

The Board of Directors and Stockholders
YieldUP International Corporation:

     We have audited the accompanying balance sheet of YieldUP International Corporation (the Company), as of December 31, 1996, and the related statements of operations, stockholders' equity, and cash flows for each of the years in the two-year period then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

     We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

     In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of YieldUP International Corporation as of December 31, 1996, and the results of its operations and its cash flows for each of the years in the two-year period then ended in conformity with generally accepted accounting principles.

     The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 1 to the financial statements, the Company's recurring losses from operations raise substantial doubt about its ability to continue as a going concern. Management's plans in regard to these matters are also described in Note 1. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

                                          KPMG PEAT MARWICK LLP

San Jose, California
February 5, 1997

                       YIELDUP INTERNATIONAL CORPORATION

                                 BALANCE SHEET

                                                                                   DECEMBER 31
                                                                                      1996
                                                                                   -----------
                                            ASSETS
Current assets:
  Cash and cash equivalents......................................................  $   619,172
  Restricted cash................................................................      509,878
  Short-term investments.........................................................       10,000
  Accounts receivable............................................................      699,459
  Inventories....................................................................      677,383
  Prepaid expenses and other assets..............................................      109,822
                                                                                   -----------
          Total current assets...................................................    2,625,714
Property, plant, and equipment, net..............................................      894,499
Other assets.....................................................................      440,511
                                                                                   -----------
          Total assets...........................................................  $ 3,960,724
                                                                                     =========

                             LIABILITIES AND STOCKHOLDERS' EQUITY
Current liabilities:
  Accounts payable...............................................................  $   643,089
  Accrued liabilities............................................................      524,277
  Customer deposits..............................................................       43,000
  Current portion of capital lease obligations and long-term debt................      406,258
                                                                                   -----------
          Total current liabilities..............................................    1,616,624
Long-term debt...................................................................      330,000
Capital lease obligations, less current portion..................................       48,863
                                                                                   -----------
          Total liabilities......................................................    1,995,487
                                                                                   -----------
Stockholders' equity:
  Preferred Stock:
     $.001 par value; 5,000,000 shares authorized; no shares issued and
      outstanding................................................................           --
  Class A common stock:
     $.001 par value; 2,229,927 shares authorized; 1,912,111 shares issued and
      outstanding; each share is entitled to five votes..........................        1,912
  Common stock:
     $.001 par value; 20,000,000 shares authorized; 1,495,000 shares issued and
      outstanding; each share is entitled to one vote............................        1,495
  Additional paid-in capital.....................................................    7,571,550
  Notes receivable from stockholders.............................................      (15,348)
  Accumulated deficit............................................................   (5,594,372)
                                                                                   -----------
          Total stockholders' equity.............................................    1,965,237
                                                                                   -----------
          Total liabilities and stockholders' equity.............................  $ 3,960,724
                                                                                     =========

                 See accompanying notes to financial statements

                       YIELDUP INTERNATIONAL CORPORATION

                            STATEMENTS OF OPERATIONS

                                                                     YEARS ENDED DECEMBER 31,
                                                                    ---------------------------
                                                                       1996            1995
                                                                    -----------     -----------
Revenues..........................................................  $ 2,204,590     $ 1,129,012
                                                                    -----------     -----------
Operating expenses:
  Manufacturing and development...................................    3,853,972       1,736,755
  Selling, general, and administrative............................    1,829,460       1,032,008
                                                                    -----------     -----------
     Total operating expenses.....................................    5,683,432       2,768,763
                                                                    -----------     -----------
     Operating loss...............................................   (3,478,842)     (1,639,751)
                                                                    -----------     -----------
Interest income...................................................      129,563          28,228
                                                                    -----------     -----------
Interest expense..................................................      (24,756)       (218,500)
Interest income (expense), net....................................      104,807        (190,272)
                                                                    -----------     -----------
     Net Loss.....................................................  $(3,374,035)    $(1,830,023)
                                                                    ===========     ===========
Net loss per share................................................  $     (0.99)    $     (0.89)
                                                                    ===========     ===========
Shares used in per share computations.............................    3,406,395       2,052,632
                                                                    ===========     ===========

                 See accompanying notes to financial statements

                       YIELDUP INTERNATIONAL CORPORATION

                       STATEMENTS OF STOCKHOLDERS' EQUITY

                                                                   CLASS A                                              NOTES
                                           PREFERRED STOCK       COMMON STOCK         COMMON STOCK      ADDITIONAL    RECEIVABLE
                                          -----------------   ------------------   ------------------    PAID-IN         FROM
                                           SHARES    AMOUNT    SHARES     AMOUNT    SHARES     AMOUNT    CAPITAL     STOCKHOLDERS
                                          --------   ------   ---------   ------   ---------   ------   ----------   ------------
Balances as of December 31, 1994........   127,950    $128    1,537,298   $1,537          --   $  --    $  384,780     $ (9,200)
Sale of Series B preferred stock........    54,828      55           --      --           --      --       143,895           --
Sale of Series C preferred stock........   174,955     175           --      --           --      --       869,861      (33,064)
Repurchase of Class A common stock from
  terminated employee...................        --      --      (21,719)    (22)          --      --        (2,978)          --
Sale of Class A common stock............        --      --        6,586       7           --      --         4,543           --
Exercise of Class A common stock
  options...............................        --      --       30,403      30           --      --        20,970           --
Conversion of preferred stock into Class
  A common stock........................  (357,733)   (358)     357,733     358           --      --            --           --
Payment of notes receivable.............        --      --           --      --           --      --            --          983
Sale of common stock warrants, net......        --      --           --      --           --      --       172,582           --
Initial public offering of common stock,
  net of $1,496,856 issuance costs......        --      --           --      --    1,495,000   1,495     5,976,649           --
Net loss................................        --      --           --      --           --      --            --           --
                                          --------    ----    ---------   ------   ---------   ------   ----------     --------
Balances as of December 31, 1995........        --      --    1,910,301   1,910    1,495,000   1,495     7,570,302      (41,281)
Exercise of Class A common stock
  options...............................        --      --        1,810       2           --      --         1,248           --
Payment of notes receivable.............        --      --           --      --           --      --            --       25,933
Net loss................................        --      --           --      --           --      --            --           --
                                          --------    ----    ---------   ------   ---------   ------   ----------     --------
Balances as of December 31, 1996........        --    $ --    1,912,111   $1,912   1,495,000   $1,495   $7,571,550     $(15,348)
                                          ========    ====    =========   ======   =========   ======   ==========     ========


                                                            TOTAL
                                          ACCUMULATED   STOCKHOLDERS'
                                            DEFICIT        EQUITY
                                          -----------   -------------
Balances as of December 31, 1994........  $  (390,314)   $   (13,069)
Sale of Series B preferred stock........           --        143,950
Sale of Series C preferred stock........           --        836,972
Repurchase of Class A common stock from
  terminated employee...................           --         (3,000)
Sale of Class A common stock............           --          4,550
Exercise of Class A common stock
  options...............................           --         21,000
Conversion of preferred stock into Class
  A common stock........................           --             --
Payment of notes receivable.............           --            983
Sale of common stock warrants, net......           --        172,582
Initial public offering of common stock,
  net of $1,496,856 issuance costs......           --      5,978,144
Net loss................................   (1,830,023)    (1,830,023)
                                          -----------     ----------
Balances as of December 31, 1995........   (2,220,337)     5,312,089
Exercise of Class A common stock
  options...............................           --          1,250
Payment of notes receivable.............           --         25,933
Net loss................................   (3,374,035)    (3,374,035)
                                          -----------     ----------
Balances as of December 31, 1996........  $(5,594,372)   $ 1,965,237
                                          ===========     ==========

                See accompanying notes to financial statements.

                       YIELDUP INTERNATIONAL CORPORATION

                            STATEMENTS OF CASH FLOWS

                                                                     YEARS ENDED DECEMBER 31,
                                                                   ----------------------------
                                                                       1996           1995
                                                                   ------------   -------------
Cash flows from operating activities:
  Net loss.......................................................  $ (3,374,035)  $  (1,830,023)
  Adjustments to reconcile net loss to net cash used for
     operating activities:
     Depreciation and amortization...............................       154,819           7,514
     Changes in operating assets and liabilities:
       Accounts receivable.......................................       (20,032)       (562,122)
       Inventories...............................................      (171,451)       (419,054)
       Prepaid expenses and other assets.........................        59,110        (164,973)
       Accounts payable..........................................       (75,000)        646,091
       Accrued liabilities.......................................       157,156         278,547
       Customer Deposits.........................................      (101,000)        144,000
                                                                    -----------     -----------
          Net cash used for operating activities.................    (3,370,433)     (1,900,020)
                                                                    -----------     -----------
Cash flows from investing activities:
  Purchase of equipment..........................................      (751,892)       (178,115)
  Sale of fixed asset............................................        22,000              --
  Increase in restricted cash....................................      (888,741)             --
  Proceeds from sales of short-term investments..................     4,554,645              --
  Purchases of short-term investments............................    (2,499,933)     (2,064,712)
                                                                    -----------     -----------
          Net cash provided by (used for) investing activities...       436,079      (2,242,827)
                                                                    -----------     -----------
Cash flows from financing activities:
  Principal payments under capital lease obligations.............       (40,123)         (3,185)
  Proceeds from term loan........................................       750,000              --
  Principal payments of term loan................................       (60,000)             --
  Principal payments of notes payable to stockholders............            --        (162,720)
  Proceeds of notes receivable from stockholders.................        25,933             983
  Issuance of bridge notes.......................................            --         800,000
  Principal payments of bridge notes.............................            --        (800,000)
  Issuance of common stock in public offering, net...............            --       5,978,144
  Issuance of preferred stock, net...............................            --         923,322
  Issuance of warrants, net......................................            --         172,582
  Issuances of Class A common stock, net of repurchases..........         1,250          22,550
                                                                    -----------     -----------
          Net cash provided by financing activities..............       677,060       6,931,676
                                                                    -----------     -----------
Net (decrease) increase in cash and cash equivalents.............    (2,257,294)      2,788,829
                                                                    -----------     -----------
Cash and cash equivalents at beginning of year...................     2,876,466          87,637
                                                                    -----------     -----------
Cash and cash equivalents at end of year.........................  $    619,172   $   2,876,466
                                                                    ===========     ===========
Supplemental disclosure of cash flow information:
  Notes receivable issued in connection with sale of preferred
     stock.......................................................  $          -   $      33,064
                                                                    ===========     ===========
  Preferred stock issued in exchange for notes payable...........  $          -   $      57,600
                                                                    ===========     ===========
  Acquisition of equipment under capital lease obligations.......  $     42,000   $      96,430
                                                                    ===========     ===========
  Conversion of preferred stock into Class A common stock........  $          -   $         358
                                                                    ===========     ===========

                 See accompanying notes to financial statements

                       YIELDUP INTERNATIONAL CORPORATION

                         NOTES TO FINANCIAL STATEMENTS
                           DECEMBER 31, 1996 AND 1995

(1) SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

  The Company

     YieldUP International Corporation (the Company or YieldUP) develops, manufactures, and markets cleaning, rinsing and drying equipment used during several steps in the manufacturing process for semiconductors and other defect sensitive substrates.

  Basis of Presentation

     The accompanying financial statements have been prepared assuming the Company will continue as a going concern. The Company's recurring losses from operations raise substantial doubt about its ability to continue as a going concern. Management's plans in regard to these matters are to attempt to raise additional equity or debt financing to meet its working capital requirements and to increase revenues and improve gross margins. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

  Cash Equivalents

     Cash equivalents consist primarily of highly liquid debt instruments with original maturity dates up to 90 days.

  Short-Term Investments

     The Company accounts for short-term investments in accordance with Statement of Financial Accounting Standards (SFAS) No. 115, "Accounting for Certain Investments in Debt and Equity Securities". Short-term investments are classified as "available-for-sale" under the provisions of SFAS No. 115 and are stated at fair value. Any unrealized gains and losses are reported as a separate component of stockholders' equity, but to date have not been significant.

  Concentration of Credit Risk

     Financial instruments that potentially subject the Company to significant concentration of credit risk consist primarily of cash equivalents and trade receivables. Substantially all of the Company's cash equivalents are invested in certificates of deposit and money market funds. The Company performs ongoing credit evaluations of its customers and generally requires no collateral. The Company maintains reserves for potential credit losses; historically, such losses have been minor and within management's expectations.

  Inventories

     Inventories are stated at the lower of first-in, first-out cost or market. The Company periodically reviews its inventories for potential slow-moving and obsolete items and writes down impaired items to net realizable value.

  Property, Plant and Equipment

     Property, plant and equipment are stated at cost less accumulated depreciation. Depreciation is provided using the straight-line method over the estimated useful lives of the related assets, generally three to five years. Property, plant and equipment recorded under capital leases and leasehold improvements are amortized on a straight-line basis over the shorter of the lease terms or their estimated useful lives.

                       YIELDUP INTERNATIONAL CORPORATION

                           DECEMBER 31, 1996 AND 1995

  Revenue Recognition

     Revenue is recognized after shipment when there is no significant uncertainty regarding customer acceptance and payment.

  Product Warranty

     A provision for the estimated future costs of warranty repair is provided at the time of sale.

  Manufacturing and Development Expenses

     Manufacturing and development expenses represent costs incurred for the design and development of new products, the redesign of existing products, and manufacturing costs. For 1995, separate amounts for Manufacturing Cost of Goods Sold and Research and Development expense were not meaningful as these operating activities were inseparable during that period. For 1996, Manufacturing Cost of Goods Sold was $2,630,970 and Research and Development expense was $1,223,002.

  Income Taxes

     The Company is accounting for income taxes in accordance with SFAS No. 109. SFAS No. 109 prescribes an asset and liability approach that results in the recognition of deferred tax assets and liabilities for the expected future tax consequences of events that have been recognized in the Company's financial statements or tax returns. In estimating future tax consequences, SFAS No. 109 generally considers all expected future events other than the enactment of changes in tax laws or rates. Valuation allowances are established when necessary to reduce deferred tax assets to the amounts expected to be realized.

  Stock Option Plan

     The Company accounts for its stock option plan in accordance with the provisions of Accounting Principles Board (APB) Opinion No. 25, "Accounting for Stock Issued to Employees", and related interpretations. As such, compensation expense is recorded on the date of grant only if the current market price of the underlying stock exceeded the exercise price. SFAS No. 123, "Accounting for Stock-Based Compensation", permits entities to recognize as expense over the vesting period the fair value of all stock-based awards on the date of grant. Alternatively, SFAS No. 123 allows entities to continue to apply the provisions of APB Opinion No. 25 and provide pro forma net income and pro forma earnings per share disclosures for employee stock option grants made in 1995 and future years as if the fair value-based method defined in SFAS No. 123 has been applied. The Company has elected to continue to apply the provisions of APB Opinion No. 25 and provide the pro forma disclosure provisions of SFAS No. 123.

  Fair Value of Financial Instruments

     The carrying amounts of the Company's cash and cash equivalents, restricted cash, short-term investments, accounts receivable, and accounts payable approximate their respective fair values.

  Use of Estimates

     The Company's management has made a number of estimates and assumptions relating to the reporting of assets and liabilities and the disclosure of contingent assets and liabilities to prepare these financial statements in conformity with generally accepted accounting principles. Actual results could differ from those estimates.

                       YIELDUP INTERNATIONAL CORPORATION

                           DECEMBER 31, 1996 AND 1995

  Reclassifications

     Certain amounts in the 1995 financial statements have been reclassified to conform with the 1996 financial statement presentation.

  Impairment of Long-Lived Assets and Long-Lived Assets to Be Disposed Of

     The Company adopted the provisions of SFAS No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of", on January 1, 1996. This statement requires that long-lived assets and certain identifiable intangibles be reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to future net cash flows expected to be generated by the asset. If such assets are considered to be impaired, the impairment to be recognized is measured by the amount by which the carrying amount of the assets exceed the fair value of the assets. Assets to be disposed of are reported at the lower of the carrying amount or fair value less costs to sell. Adoption of this Statement did not have a material impact on the Company's financial position, results of operations, or liquidity.

  Net Loss Per Share

     Net loss per share is based on the weighted average number of shares of common stock, convertible preferred stock using the "as if converted" method at the dates of issuance, and common equivalent shares from stock options and warrants outstanding (when dilutive using the treasury stock method). Pursuant to certain SEC Staff Accounting Bulletins, common and preferred stock issued for consideration below the initial public offering (IPO) price and stock options granted with exercise prices below the IPO price during the 12-month period preceding the date of the initial filing of the Registration Statement, even when antidilutive, have been included in the calculation of net loss per share,using the treasury stock method based on the assumed IPO price, as if they were outstanding for all periods presented prior to their issuance.

(2) BALANCE SHEET COMPONENTS

  Restricted Cash

     As of December 31, 1996, the Company had restricted cash in the form of certificates of deposit, of $750,000 and $138,741 as collateral for long-term debt and substantially all of the capital lease obligations, respectively. Restricted cash aggregating $378,863 is classified other non-current assets in the accompanying balance sheet.

  Short-Term Investments

     The Company's short-term investments comprise a certificate of deposit which is classified as "available-for-sale."

                       YIELDUP INTERNATIONAL CORPORATION

                           DECEMBER 31, 1996 AND 1995

  Inventories

     A summary of inventories follows:

                                                                   DECEMBER 31, 1996
                                                                   -----------------
            Raw materials......................................        $ 364,510
            Work in process....................................           56,063
            Evaluation units...................................          218,070
            Finished goods.....................................           38,740
                                                                        --------
                                                                       $ 677,383
                                                                        ========

     Evaluation units are installed at potential customers' sites.

  Property, Plant and Equipment

     A summary of property, plant and equipment follows:

                                                                       DECEMBER 31, 1996
                                                                       -----------------
        Machinery and equipment....................................       $   404,438
        Furniture and fixtures.....................................            47,624
        Leasehold improvements.....................................           594,374
                                                                             --------
                                                                            1,046,436
        Less accumulated depreciation and amortization.............           151,937
                                                                             --------
                                                                          $   894,499
                                                                             ========

(3) INCOME TAXES

     The Company has a net operating loss carryforward for federal and California tax purposes as of December 31, 1996 of $4,580,000 and $2,290,000, respectively. The difference between the federal net operating loss and the accumulated deficit is primarily attributed to the years ending December 31, 1993 and 1994 when the Company was an S corporation for taxation purposes. The difference between the federal and California net operating loss carryforward is due to 50% limitation of net operating loss carryforwards for California purposes. The federal net operating loss carryforwards expire in the years 2010 and 2011. The California net operating loss carryforwards expire in the years 2000 and 2001.

     Federal and California tax laws impose significant restrictions on the utilization of net operating loss carryforwards in the event of a shift in the ownership of the Company, which constitutes an "ownership change" as defined by Internal Revenue Code Section 382. The IPO of YieldUP common stock in November 1995 resulted in such a change. As a result, $1,400,000 of YieldUP's federal and California net operating loss carryforwards are subject to an annual limitation approximating $525,000. Any unused annual limitations may be carried forward to increase the limitations in subsequent years.

     The Company has fully offset its deferred tax assets, primarily attributable to net operating loss carryforwards, with a valuation allowance.

(4) LONG-TERM DEBT

     Long-term debt comprises a bank term loan which is fully collateralized by a certificate of deposit. The loan is payable in monthly installments of $30,000, and bears interest at the bank's prime rate (8.25% as of December 31, 1996).

                       YIELDUP INTERNATIONAL CORPORATION

                           DECEMBER 31, 1996 AND 1995

     As of December 31, 1996, maturities in subsequent years are as follows:
1997, $360,000; and 1998, $330,000.

(5) COMMITMENTS AND CONTINGENCIES

  Leases

     The Company is obligated under operating leases for certain equipment and its facilities, and capital leases for certain equipment, furniture and fixtures that expire at various dates during the next three years. The amount of equipment, furniture, and fixtures and related accumulated amortization recorded under capital leases were as follows:

                                                                       DECEMBER 31, 1996
                                                                       -----------------
        Machinery and equipment......................................      $ 103,500
        Furniture and fixtures.......................................         37,930
                                                                            --------
                                                                             141,430
        Less accumulated amortization................................         47,871
                                                                            --------
                                                                           $  93,559
                                                                            ========

     Future minimum lease payments under the Company's noncancelable operating leases and future minimum capital lease payments as of December 31, 1996, are as follows:

                              YEAR ENDING                        CAPITAL      OPERATING
                             DECEMBER 31,                         LEASES       LEASES
        -------------------------------------------------------  --------     ---------
        1997...................................................  $ 55,105     $ 151,962
        1998...................................................    50,527       121,779
        1999...................................................     1,386         1,348
                                                                 --------      --------
                  Total minimum lease payments.................   107,018     $ 275,089
                                                                               ========
        Less amount representing interest......................    11,897
                                                                 --------
        Present value of minimum lease payments................    95,121
        Less current portion...................................    46,258
                                                                 --------
                                                                 $ 48,863
                                                                 ========

     Facility and rent expense was approximately $140,789 and $41,475 for the years ended December 31, 1996 and 1995, respectively.

  Patent Matters

     CFM Technologies, Inc. and CFMT, Inc. (collectively "CFM") filed a complaint against the Company in the United States District Court for the District of Delaware in September 1995. The complaint alleges that the drying process incorporated in certain of the Company's products infringes a patent held by CFM. The Company believes that its drying process does not infringe the CFM patent. However, there can be no assurance that the Company will not, as a result of this litigation, suffer a material adverse effect on its business or financial condition. The trial for this matter is scheduled to begin in July 1997. A decision adverse to the Company in such litigation could result in substantial damages payable by the Company and could support the issuance of an injunction prohibiting further sales by the Company of some or all of its products. A loss, if any, resulting from an unfavorable adjudication, cannot presently be estimated. Accordingly, no provision for any liability that may result upon adjudication has been made in the accompanying financial statements.

                       YIELDUP INTERNATIONAL CORPORATION

                           DECEMBER 31, 1996 AND 1995

(6) STOCKHOLDERS' EQUITY

  Common Stock And Class A Common Stock

     The terms of the Common Stock and the Class A Common Stock are essentially identical, except that: (i) the holders of the Common Stock are entitled to one vote per share and holders of Class A Common Stock are entitled to five votes per share, (ii) if stock dividends, splits, distributions, reverse splits, combinations, reclassification of shares, or other recapitalizations (collectively, 'recapitalizations') are declared or effected, such recapitalizations shall be effected in a like manner with respect to the Common Stock and the Class A Common Stock, except that payments in shares of capital stock shall be paid in Common Stock with respect to Common Stock and Class A Common Stock with respect to Class A Common Stock, and (iii) shares of Class A Common Stock are convertible into Common Stock on a share-for-share basis at the option of the holder at any time and all remaining shares of Class A Common Stock will automatically be converted to Common Stock as such time as there are fewer than 400,000 shares of Class A Common Stock outstanding.

     In addition, the shares of Class A Common Stock are automatically converted into shares of Common Stock upon their transfer to any person other than the permitted transferees which are mainly the stockholders family members.

     Since the Common Stock does not have cumulative voting rights and, therefore, holders of shares entitled to exercise more than 50% of the voting power are able to elect all of the Directors of the Company, these voting provisions will result in the existing directors and officers retaining control over the Company, despite any accumulation of Common Stock by third parties.

  Preferred Stock

     The Preferred Stock may be issued in series, and shares of each series will have such rights and preferences as are fixed by the Board in the resolutions authorizing the issuance of that particular series.

  Stock Repurchase Plan

     As of December 31, 1996, the Company had issued 1,318,346 shares of Class A common stock to the founders of the Company subject to the Company's right to repurchase the stock at the original issuance price, $0.14 per share. The right to repurchase the stock is only exercisable if and when the owners of those shares cease providing services to the Company. The shares shall be released from the Company's repurchase option over a four-year period. As of December 31, 1996, 234,202 shares of Class A common stock were subject to repurchase.

  Warrants

     As of December 31, 1996, the Company had issued 2,215,000 Class A warrants. The holder of each Class A warrant is entitled, upon payment of the exercise price of $7.00, to purchase one share of common stock and one Class B warrant. The Company has agreed to issue an additional 52,350 shares of Common Stock, without additional consideration, to certain individuals upon exercise of the Class A Warrants such individuals acquired in a private placement in September 1995. The right to acquire such additional shares is not transferable. Unless previously redeemed, the Class A warrants are exercisable at any time until November 21, 2000.

     As of December 31, 1996, the Company had issued 1,945,000 Class B warrants (4,160,000 Class B warrants if the Class A warrants are exercised). The holder of each Class B warrant is entitled, upon payment of the exercise price of $11.00, to purchase one share of common stock. Unless previously redeemed, the Class B warrants are exercisable at any time until November 21, 2000.

     The Class A warrants and Class B warrants are subject to redemption by the Company, at a price of $0.05 per warrant, if the average closing bid price of the common stock exceeds certain prices within certain time periods.

                       YIELDUP INTERNATIONAL CORPORATION

                           DECEMBER 31, 1996 AND 1995

     As of December 31, 1996, no warrants have been exercised or redeemed.

  Stock Option Plans

     As of December 31, 1996, the Company has three stock-based compensation plans, which are described below.

     The Board of Directors has reserved (250,000 shares are subject to stockholder approval) 500,000 shares of common stock for issuance under the Company's 1995 Stock Option Plan (the Option Plan). Options may be granted to employees (including officers), consultants, advisers and directors, although only employees and directors and officers, who are also employees, may receive "incentive stock options" intended to qualify for certain tax treatment. The exercise price of nonqualified stock options must equal at least 85% of the fair market value of the common stock on the date of grant, and the exercise price of incentive stock options must be no less than the fair market value on the date of grant. Options granted under the Option Plan vest over 4 years and must be exercised within 10 years.

     Prior to the adoption of the Option Plan in September 1995, the Company granted 346,411 options to purchase shares of Class A common stock at prices ranging from $0.69 to $3.17 per share under a separate option plan (the Prior
Plan). The Company does not anticipate granting any additional options to purchase Class A common stock under the Prior Plan, and any shares subject to options under the Prior Plan that terminate, or are canceled, will not be issued or used for new options. As of December 31, 1996, 270,037 options are outstanding and 204,155 options are exercisable under the Prior Plan.

     Under the Company's 1995 Outside Directors Stock Option Plan (the Directors
Plan), 100,000 shares of common stock have been reserved for issuance. The Directors Plan provides for the automatic granting of nonqualified stock options to directors of the Company who are not employees of the Company (Outside Directors). Under the Directors Plan, each new Outside Director elected will automatically be granted an option to purchase 20,000 shares of common stock on the date of his election. Additionally, each Outside Director, except for Outside Directors who have received an initial grant of an option to purchase 20,000 shares within six months of the annual meeting of stockholders, will automatically be granted an option to purchase 5,000 shares of common stock on the date of each annual meeting of stockholders. The exercise price of the options in all cases will be equal to the fair market value of the common stock on the date of grant. Options granted under the Directors Plan vest over 4 years and, generally, must be exercised within 10 years.

     A summary of the status of the Company's three fixed stock option plans as of December 31, 1996 and 1995, and changes during the years ended on those dates is presented below:

                                                              NUMBER OF
                                                               SHARES       EXERCISE PRICES
                                                              ---------     ---------------
        Balance as of December 31, 1994.....................         --       $        --
        Granted Price = Fair Value..........................    260,440       $ 0.69-5.00
        Granted Price > Fair Value..........................    125,971       $      0.76
        Exercised...........................................    (30,403)      $      0.69
                                                               --------        ----------
        Balance as of December 31, 1995.....................    356,008       $ 0.69-5.00
        Granted Price = Fair Value..........................    332,000       $ 4.50-7.50
        Exercised...........................................     (1,810)      $      0.69
        Canceled............................................   (103,411)      $ 0.69-5.75
                                                               --------        ----------
        Balance as of December 31, 1996.....................    582,787       $ 0.69-7.50
                                                               ========        ==========

     As of December 31, 1996 and 1995, the number of options exercisable was 217,925 and 173,871, respectively.

                       YIELDUP INTERNATIONAL CORPORATION

                           DECEMBER 31, 1996 AND 1995

     The Company applies APB Opinion No. 25 and related Interpretations in accounting for its plans. Accordingly, no compensation cost has been recognized for any of the plans. Had compensation cost for the Company's three stock-based compensation plans been determined consistent with SFAS No. 123, the Company's net loss and net loss per share would have been increased to the pro forma amounts indicated below:

                                                               1996            1995
                                                            -----------     -----------
        Net Loss As Reported..............................  $(3,374,035)    $(1,830,023)
                 Pro Forma................................  $(3,692,023)    $(1,956,894)
        Net Loss Per Share As Reported....................  $     (0.99)    $     (0.89)
                             Pro Forma....................  $     (1.08)    $     (0.95)

     The weighted-average fair value of options granted in 1996 and 1995, was $3.84 and $1.46, respectively. The weighted-average fair value of options granted in 1995 with an exercise price in excess of the market price was $0.38.

     The effects of applying SFAS 123 in this proforma disclosure is not indicative of the effects on reported results for future years. SFAS 123 does not apply to awards prior to 1995, and additional awards in future years are anticipated.

     The fair value of each option grant is estimated on the date of grant using Black Scholes option-pricing model with the following weighted-average assumptions used for grants in 1996 and 1995, respectively: no dividend yield; expected volatility of 67.5%; risk free interest rates of 6%; expected lives of four years for the Prior Plan and five years for the other two plans.

     The following table summarizes information about fixed stock options outstanding as of December 31, 1996:

                                    OPTIONS OUTSTANDING
                            -----------------------------------                           OPTIONS EXERCISABLE
                                                   WEIGHTED                        ---------------------------------
                                 NUMBER            AVERAGE           WEIGHTED           NUMBER           WEIGHTED
                              OUTSTANDING         REMAINING          AVERAGE         EXERCISABLE         AVERAGE
    EXERCISE PRICES         AS OF 12/31/1996   CONTRACTUAL LIFE   EXERCISE PRICE   AS OF 12/31/1996   EXERCISE PRICE
------------------------    ----------------   ----------------   --------------   ----------------   --------------
$0.6900.................         100,628             8.38             $ 0.69             63,705           $ 0.69
$0.7600.................         125,971             8.32               0.76            125,971             0.76
$3.1700.................          43,438             8.60               3.17             14,479             3.17
$4.5000.................          25,000             9.83               4.50                 --               --
$4.9700.................          66,000             9.98               4.97                 --               --
$5.0000.................          40,000             8.89               5.00             10,000             5.00
$5.2500.................          86,000             9.58               5.25                 --               --
$5.7500.................          14,750             9.13               5.75              3,770             5.75
$6.7500.................          47,500             9.49               6.75                 --             0.00
$7.5000.................          33,500             9.41               7.50                 --             0.00
                                 -------             ----              -----            -------            -----
$0.6900.................         582,787             9.01               3.59            217,925             1.18
                                 =======                                                =======

======================================================

NO DEALER, SALESPERSON OR ANY OTHER PERSON HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATIONS NOT CONTAINED IN THIS PROSPECTUS, AND, IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATIONS MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY ANY SELLING SECURITYHOLDER, THE COMPANY OR THE SOLICITATION AGENT. THIS PROSPECTUS DOES NOT CONSTITUTE AN OFFER OF ANY SECURITIES OTHER THAN THOSE TO WHICH IT RELATES OR AN OFFER TO SELL, OR A SOLICITATION OF AN OFFER TO BUY, TO ANY PERSON IN ANY JURISDICTION WHERE SUCH OFFER OR SOLICITATION WOULD BE UNLAWFUL. NEITHER THE DELIVERY OF THIS PROSPECTUS NOR ANY SALE MADE HEREUNDER SHALL, UNDER ANY CIRCUMSTANCES, CREATE ANY IMPLICATION THAT THE INFORMATION CONTAINED HEREIN IS CORRECT AS OF ANY TIME SUBSEQUENT TO THE DATE HEREOF.

                            ------------------------

                               TABLE OF CONTENTS

                                        PAGE
                                        -----
Prospectus Summary....................      3
Risk Factors..........................      6
Use of Proceeds.......................     14
Dividend Policy.......................     14
Price Range of Common Stock...........     14
Concurrent Offering...................     15
Capitalization........................     16
Selected Financial Data...............     17
Management's Discussion and Analysis
  of Financial Condition and Results
  of Operations.......................     18
Business..............................     22
Management............................     30
Certain Transactions..................     33
Principal Stockholders................     34
Description of Securities.............     36
Plan of Distribution..................     39
Legal Matters.........................     40
Experts...............................     40
Index to Financial Statements.........    F-1

             ======================================================

======================================================

                                      LOGO

                        2,267,350 SHARES OF COMMON STOCK

                           2,215,000 CLASS B WARRANTS

                        4,160,000 SHARES OF COMMON STOCK
                    ISSUABLE ON EXERCISE OF CLASS B WARRANTS

                                 130,000 UNITS

                               ------------------
                                   PROSPECTUS
                               ------------------
                                 March 11, 1997

             ======================================================